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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[**X**] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

AUSTIN DEVELOPMENTS CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

595 Burrard Street, #1473, Vancouver, British Columbia, Canada V7X 1C4
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,878,545

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Page 1 of 187
Index to Exhibits on Page 43

1

AUSTIN DEVELOPMENTS CORP.
FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

INTRODUCTION

Austin Developments Corp. is organized under the laws of British Columbia, Canada; and, effective June 2003, is extra-provincially registered in Alberta, Canada. In this Registration Statement, the "Company", "we," "our" and "us" refer to Austin Developments Corp. (unless the context otherwise requires). Summary discussions of documents referred to in this Registration Statement may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 595 Burrard Street, #1473, Vancouver, British Columbia, Canada V7X 1C4; our telephone number is 604-689-1799.

BUSINESS OF AUSTIN DEVELOPMENTS CORP.

Austin Developments Corp. (the "Company") is involved in the acquisition, exploration and, if warranted, development of oil and gas properties. The Company's primary properties are the Provost Property (producing) and the Alliance Field (producing), both located in Alberta, Canada.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists as of 5/31/2003 the names of the Directors of the Company.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed
Michael Muzylowski (2)	68	February 2003
Ralph Newson (1) (3)	60	September 2001
Thomas Patton (1)(4)	59	December 2002
Patrick Power (1)(2)	40	August 2001

(1) Member of Audit Committee.
(2) Resident/Citizen of British Columbia, Canada.
     Business address: c/o Austin Developments Corp.
                       595 Burrard Street #1473
                       Vancouver, British Columbia, Canada V7X 1C4
(3) Resident/Citizen of Saskatchewan, Canada
     Business Address: 3142 Eastview, Saskatoon, Saskatchewan, Canada S7J 3J4
(4) Resident/Citizen of Washington, USA.
     Business Address: 9086 Chickadee Way, Blaine, Washington, USA 98230

1.A.2. Senior Management
Table No. 2 lists, as of 5/31/2003, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name	Position	Age	Date of First Appointment
Patrick Power	President	40	August 2001
Glenn Greig	CFO and Secretary	40	November 2002
Troy Mochoruk	Executive VP Operations	33	May 2003

All business addresses: c/o Austin Developments Corp.
                         595 Burrard Street #1473
                         Vancouver, British Columbia, Canada V7X 1C4

Patrick Power's business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.

Glenn Greig's business functions, as Chief Financial Officer include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company. His business functions as Corporate Secretary include insuring the Company's compliance with all statutory and regulatory requirements.

Troy Mochoruk's business functions, as Executive VP Operations, include day-to-day operations, evaluation of acquisition and farm-in opportunities, ensuring all authorization for expenditures (AFE's) get completed, and marketing of petroleum products.

1.B. Advisors
The Company's attorneys are: Bragagnolo Law Offices
                            570 Granville Street, #602
                            Vancouver, British Columbia, Canada V6P 3P1

1.C. Auditors
The Company's auditors for its financial statements for each of the preceding three periods were DeVisser Gray, Chartered Accountants, 905 West Pender Street, Suite 401, Vancouver, BC Canada V6C 1L6. They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
            --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2002/2001/2000 ended May 31st was derived from the financial statements of the Company that have been audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 1999/1998 ended May 31st was derived from the financial statements of the Company that were audited by DeVisser Gray; these financial statements are not included herein.

The selected financial data as at and for the nine-month periods ended 2/28/2003 and 2/29/2002 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Effective 3/14/2000, the Company consolidated its common shares on a 1-for-4 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Unaudited Nine Months Ended 2/28/2003	Ended 2/28/2002	Year Ended 5/31/02	Year Ended 5/31/01	Year Ended 5/31/00	Year Ended 5/31/99	Year Ended 5/31/98
CANADIAN GAAP							
Oil/Gas Sales Revenue	$15	$0	$8	$0	$0	$0	$0
Loss From Operations	($203)	($110)	($146)	($65)	($40)	($857)	($62)
Loss for the Period	($203)	($110)	($146)	($65)	($40)	($857)	($404)
Basic Loss per Share	($0.05)	($0.06)	($0.08)	($0.03)	($0.02)	($0.46)	($0.22)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Wtd. Avg. Shares (000)	4456	1879	1879	1879	1879	1879	1733
Period-end Shares O/S	11460	1879	1879	1879	1879	1879	1879
Working Capital	$331		($194)	($219)	($153)	($113)	($54)
Oil/Gas Properties	62		7	0	0	0	0
Mineral Properties	0		0	0	0	0	798
Long-Term Debt	0		0	0	0	0	0
Capital Stock	8071		6999	6999	6999	6999	6999
Shareholders' Equity	503		(365)	(219)	(153)	(113)	744
Total Assets	569		21	13	8	29	902
US GAAP							
Net Loss	($337)	($110)	($153)	($65)	($40)		
Loss per Share	($0.08)	($0.07)	($0.08)	($0.04)	($0.02)		
Wtd. Avg. Shares (000)	4456	1879	1879	1691	1691		
Oil/Gas Properties	$31		$0	$0	($0)		
Shareholders' Equity	$362		($194)	($219)	($153)		
Total Assets	$427		$14	$13	$8		

(1) Cumulative Net Loss since incorporation through 2/28/2003
     under US GAAP was ($7,708,950).
(2) a) Under SEC interpretation of U.S. GAAP, all exploration expenditures on
        prospective properties must be expensed until an independent feasibility study
        has determined that the property is capable of economic commercial production.
     b) Under US GAAP, contingently cancelable common shares are not included in the
        calculation of weighted-average number of shares used to determine
        Loss Per Share. During Fiscal 2001/2000, 187,500 shares are excluded
        under US GAAP.

6

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period. The data for the nine-month periods ended 2/28/2003 and 2/29/2002 is provided, as is the data for each month during the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2003		1.42	1.34	1.37
April 2003		1.48	1.43	1.43
March 2003		1.49	1.47	1.47
February 2003		1.53	1.49	1.49
January 2003		1.58	1.52	1.53
December 2002		1.58	1.55	1.58
Nine Months Ended 2/28/2003	1.55	1.60	1.49	1.49
Nine Months Ended 2/28/2002	1.57	1.61	1.51	1.60
Fiscal Year Ended 5/31/2002	1.57	1.61	1.51	1.53
Fiscal Year Ended 5/31/2001	1.52	1.58	1.49	1.55
Fiscal Year Ended 5/31/2000	1.47	1.51	1.44	1.50
Fiscal Year Ended 5/31/1999	1.49	1.58	1.41	1.43
Fiscal Year Ended 5/31/1998	1.40	1.46	1.37	1.46

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 2/28/2003. Since then to 5/31/2003, the Company issued 1,062,500 shares for cash of $167,050 on the exercise of warrants; and acquired an interest in the Alliance Field, paying $475,000 in cash, issuing 180,000 common shares as partial consideration and 160,000 common shares as a finder's fee.

Table No. 5
Capitalization and Indebtedness
February 28, 2003

Shareholders' equity:
  Common Shares, no par value;
  100,000,000 shares number authorized
   11,460,363 shares issued and outstanding $8,071,088
  Retained Earnings (deficit)   ($7,567,610)
  Net Shareholders' Equity $503,478
TOTAL CAPITALIZATION $503,478

5/31/2003
Warrants Outstanding: 8,137,500
Stock Options Outstanding: nil
Preference Shares Outstanding: nil
Capital Leases: $nil
Guaranteed Debt: $nil
Secured Debt: $nil

3.C. Reasons For The Offer And Use Of Proceeds
         --- No Disclosure Necessary ---

3.D. Risk Factors

Company is Incorporated in Canada Which has Different Laws. The articles/by-laws and the laws of the provinces of British Columbia and Alberta are different than those typical in the United States. However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement.

Dependence Upon Key Management Employees
While engaged in the business of exploiting oil/gas properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend, on the efforts of its Senior Management, including: its President, Patrick Power; its CFO/Secretary, Glenn Greig; and its Executive VP Operations, Troy Mochoruk. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance or written contacts with Senior Management or Directors.

<u>Management and Directors Are Associated with Other Resource Companies</u>
Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources. As the Company is engaged in the business of exploiting oil/gas properties, such associations may give rise to conflicts of interest from time to time. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

<u>Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders</u>. The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

<u>Dilution Through Employee/Director/Consultant Options</u>. Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

<u>Stock Market Price and Volume Volatility</u>. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., oil/gas price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<u>Need for Additional Financing</u>. The Company, engaged in the business of exploiting oil/gas properties, believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004. If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the oil/gas properties identified and to place them into commercial production. The exploitation of the Company's oil/gas properties is, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's oil/gas properties, as well as the possible loss of such properties.

<u>History of Losses</u>. The Company has had a history of losses: ($146,314), ($65,631), and ($40,093) in FY2002/2001/2000, respectively, and ($203,145) in the first nine months of Fiscal 2003. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company's properties. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity; there are 100,000,000 authorized common shares but this can be increased; and the Company has no current plans to obtain financing through means other than equity financing and/or loans.

<u>Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules</u>. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.09 (low) to CDN$0.25 (high) during the period from 1/1/2002 to 12/31/2002. The closing price of our shares on 5/31/2003 was CDN$0.30. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

<u>U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers</u>. It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in the province of British Columbia under the *British Columbia Company Act*; and extra-provincially registered in Alberta. A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:
  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

<u>Fluctuating Oil/Gas Prices</u> Factors beyond the control of the Company may affect the marketability of oil/gas produced, if any. Oil/Gas prices have fluctuated widely, particularly in recent years. The effect of these factors cannot be predicted.

<u>As a "foreign private issuer, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act</u>: The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
Austin Developments Corp. hereinafter also is referred to as the "Company". The Company actively explored its natural resource properties until December 1999 when it wrote-down its interests in its remaining properties, in response to low precious metal prices, a difficult investment market in which to raise funds to finance continued exploration, and generally unsuccessful exploration efforts.

From December 1999 until March 2002, the Company was essentially inactive as it searched for new investment opportunities.

In March 2002, the Company entered into a farm-in agreement whereby it could acquire the Elkhorn Property, an oil/gas exploration property in Manitoba, Canada; later in March 2002, the Company granted Lund Ventures Ltd. an option to earn a 25% interest in the Elkhorn Property. Since then, the Company has paid the necessary payments to keep the agreement in good standing while it evaluated the property prior to a final decision whether to begin drilling; those payments totaled $20,000 through May 2003. In late May 2003, the Company decided to abandon its effort to acquire this property.

In February 2003, the Company acquired a 100% interest in an oil well and a 15% interest in a gas well on the Provost Property located in Alberta, Canada. The property encompasses 1,220 acres and produces 12 barrels of oil and associated liquids per day.

In April 2003, the Company purchased a production unit of 50 barrels of oil per day equivalent (boe/d) in what is known as the Alliance Field, located in east-central Alberta, Canada.

The Company's executive office is located at:
 595 Burrard Street, #1473
 Vancouver, British Columbia, Canada V7X 1C4
 Telephone: (604) 689-1799
 Facsimile: (604) 689-8199.
 e-mail: info@austindevelopments.com
 website: www.austindevelopments.com

The Company's registered office is located at:
 c/o: Bragagnolo Law Offices
      570 Granville Street, #602
      Vancouver, British Columbia, Canada V6C 3P1

The contact person is:
  Patrick Power, President and Director.

The Company's fiscal year ends May 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol "AUL".

The Company has 100,000,000 common shares without par value authorized. At 5/31/2003, the end of the Company's most recent fiscal year, there were 12,942,863 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

We were incorporated by registration of our Memorandum and Articles under the *Company Act* (British Columbia) on 4/17/1979 under the name "Weaco Resources Ltd." On 9/19/1983, we increased our authorized share capital from 5,000,000 common shares without par value to 20,000,000 common shares without par value. On 8/31/1993, we underwent a share consolidation on a three old common shares for one new common share basis, changed our name to "Hayden Resources Ltd." and increased our authorized share capital to 20,000,000 common shares without par value. On 3/14/2000, we underwent a share consolidation on a four old common shares for one new common share basis, changed our name to "Austin Developments Corp." and increased our authorized share capital to 100,000,000 common shares without par value. On 6/19/2003, the Company was extra-provincially registered in Alberta, Canada.

Stock Consolidation

Effective 3/14/2000, the Company consolidated its common shares on a 1-for-4 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
Fiscal 1998	None		
Fiscal 1999	None		
Fiscal 2000	None		
Fiscal 2001	None		
Fiscal 2002	None		
Fiscal 2003:			
	Private Placement	140,000 Units	$ 14,000
	Private Placement	1,660,000 Units	$166,000
	Private Placement	2,600,000 Units	$260,000
	Public Offering	4,000,000 Units	$600,000
	Agent Warrants	800,000 Warrants	$ nil
	Private Placement	1,181,818 Common Shares	$130,000
	Exercise of Warrants	1,062,500 Common Shares	$167,050

Capital Expenditures

Fiscal 1998: $54,357 for mineral property acquisition/exploration
Fiscal 1999: $22,865 for mineral property acquisition/exploration
Fiscal 2000:   None
Fiscal 2001:   None
Fiscal 2002: $ 7,107 for oil/gas property acquisition/exploration
Fiscal 2003: $55,352 for oil/gas property acquisition/exploration

4.B. BUSINESS OVERVIEW

Description, History, and Growth

From incorporation in 1979 until March 2002, the Company was involved in the acquisition, exploration and, if warranted, development of mineral resource properties. In December 1999, the Company wrote down to $1 the value of our interest in our remaining mineral property, the Bonanza King Property located in California, USA. Following the write down, the Company completed a one-for-four consolidation of its shares and changed our name to Austin Developments Corp., effective 3/14/2000. Effective 11/15/2000, we were declared inactive by the TSX Venture Exchange. Following our designation as inactive, we continued to investigate acquisition opportunities.

On 3/20/2002, we announced the acquisition of a farm-in agreement on the Elkhorn Property, an oil and gas prospect, located in Manitoba, Canada. With the acquisition of the farm-in interest and the completions of two private placements, the Company was declared active by the TSX Venture Exchange effective 10/9/2002.

The Company has interests in two oil/gas properties in Canada: the Provost Property, located in Alberta with a producing oil well and a producing gas well; and the Alliance Field, located in Alberta where the Company has a 50 barrels oil equivalent per day ("boe/d") interest in the oil/gas production.

The Elkhorn Property was abandoned and costs written off during May 2003, following analysis of exploration work.

During the first half of Fiscal 2003, the Company has expended $110,223 on an airborne survey to look for targets to drill.

The Company's focus is now on the acquisition of additional producing petroleum and natural gas properties, and the development and production of crude oil and natural gas.

The key to the Company's corporate mandate is to conduct business as a low-cost operator by benefiting from hands-on management, while also outsourcing most exploration and development expenditures. Also on this note, the Company is committed to maintaining minimum infrastructure. The Company's method of operation adheres to the following principles:
  Focusing on a certain strategic geographic area, start to develop
    exploitation and exploration ideas;
  Use leading-edge technology to evaluate, develop and operate;
  Maintain hands-on management, operate when possible;
  Outsource services where possible; and
  Strive to be the lowest-cost operator with minimum infrastructure and
    significant working interests.

Alliance Field
The Company purchased a non-operating 15% working interest in an oil & gas field in the Alliance area of east-central Alberta. This provides the company with 50 barrels oil equivalent per day ("boe/d"). This project also has further untapped potential in the form of numerous re-completions in upper zones, as well as a highly prospective additional drill location.

This project produces from two Dina oil pools and one Cameron oil pool. The entire geological formation pool has been subjected to a very encouraging 3-D seismic survey that shows a very effective up-dip trap that results in a 12-meter oil column. It has produced 6.7 million barrels to date from one 12-metre column with considerable remaining potential within this pay zone and others.

Notably, the region where the Alliance project is situated is known for oil production from thick (up to 30 metres) high-quality porosity and permeability (24-30 per cent) Dina sandstone. In most Dina pools, oil recovery is a function of the thickness of the oil column over the associated water leg. In this area, the Cameron sand overlies the Dina pool and is typically one to two meters thick with no associated water bottom. The production profile of this well in this Cameron pool, alone, suggests a much larger reservoir is being drained. A lower-risk development well could increase production and enhance recovery. The well also has excellent pipeline and processing facilities.

Provost Property
The Company holds a total of 18% working interest in section 17-34-7W4 which includes associated Lloyd gas production from 102/13-17-34-7W4. This well has produced over 2.1 billion cubic feet (BCF) since 1996 with current gross production of 213 million cubic feet per day (MCF/D). The 102/13-17 well is part of the Upper Manville Z5Z pool with an estimate of 4.29 BCF of recoverable gas.

Oil Well. Also included in the Provost Property is a 100% BPO (70% APO) interest in the Rex oil well at 16-28-34-7W4 which produces 12 boe/d. Due to an intermittent production history caused by seasonal freeze-ups and a pessimistic decline assumption, the 16-28 well was assigned no value in the independent engineering report but is probably capable of further production. The 16-28 well produces to a single well battery located on lease 16-28.

Lloyd Gas/Dina Oil Prospect Summary. In addition to the proven oil & gas production associated with the Provost Property, The Company has identified a drilling opportunity in 9-28 (100% WI BPO) targeting both Lloyd gas and Dina oil in a structurally high position.

Plan Of Operations

Source of Funds for Fiscal 2003/2004
The Company's primary source of funds since incorporation has been through the issuance of common shares and loans. The Company had $15,000 of oil/gas production revenue during the first nine months of Fiscal 2003; and, anticipates about $75,000 in oil/gas production revenue in the fourth quarter of Fiscal 2003. Oil/gas production revenue during Fiscal 2004 is a function of several indeterminate factors, including the volatility of oil/gas prices and whether the Company acquires additional interests in producing oil/gas properties. Not withstanding this unpredictability, the Company's preliminary budget estimates $300,000 in oil/gas production revenue.

The Company had a working capital balance of $330,786 at 2/28/2003. The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 5/31/2003 were preliminary.

Use of Funds for Fiscal 2003/2004
During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend approximately $335,000 and $375,000 on general/administrative expenses. During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend about $1 million and $1 million on property acquisition/exploration expenses. These estimates are contingent upon many factors, including the whether the Company is successful in acquiring additional oil/gas production property.

Anticipated Changes to Facilities/Employees
The Company has no plans to acquire any new facilities. The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets
The Company generated $15,000 in oil/gas production revenue in the first nine months of Fiscal 2003, all in Canada. The Company generated no sales revenue during Fiscal 2002/2001/2000. At 2/28/2003, 5/31/2002 and 5/31/2001, all material assets were located in Canada.

Material Effects of Government Regulations
The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
--- No Disclosure Necessary ---

4.C. Organization Structure

We were incorporated by registration of our Memorandum and Articles under the *Company Act* (British Columbia) on 4/17/1979 under the name "Weaco Resources Ltd." On 6/19/2003, the Company was extra-provincially registered in Alberta, Canada. The Company has a wholly-owned subsidiary: Austin Developments Exploration Corp., incorporated 4/16/2003 in British Columbia, Canada.

4.D. Property, Plant and Equipment

The Company's executive offices are located in shared, rented premises of approximately 2,000 sq. ft. at 595 Burrard Street, #1473, Vancouver, British Columbia, Canada V7X 1C4. The Company began occupying these facilities in September 2001. Monthly rent is $2,000.

Provost Property
Oil/Gas Production
Alberta, Canada

Acquisition Details
The 100% property interest was acquired pursuant to an agreement dated 11/7/2002 made effective 1/29/2003 between TransGlobe Energy Corporation and the Company. Consideration was $30,000 (paid).

Property Description
The property is located on sections 17 and the northwest quarter section of section 28 in range 7/township 34. The acquisition included a 100% interest in an oil well and a 15% interest in a gas well in a property in Alberta, Canada. The property encompasses 1,220 acres in the Provost area and produces 12 barrels of oil and associated liquids per day.

Alliance Field
Oil/Gas Production
Alberta, Canada

Acquisition Details
The property interest was acquired pursuant to an agreement dated 1/1/2003 made effective 4/17/2003 between Horn Petroleum Inc. and the Company. Consideration is to be $475,000 cash (paid) and 180,000 common shares at a deemed price of $0.45 (issued). A finder's fee of 160,000 common shares is payable to Lawrence Eng. (issued).

Property Description
The property is located on sections 9/16/17 in range 12/Township 40. The Alliance Field is in east-central Alberta, and is operated by Husky Energy. Production is forecast be sustained to 2010, from the Dina and Cameron zones.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Nine Months Ended 2/28/2002, Nine Months Ended 2/29/2002, and the fiscal years ended 5/31/2002, 5/31/2001, and 5/31/2000 should be read in conjunction with the financial statements of the Company and the notes thereto.

Results of Operations

Nine-Months Ended 2/28/2003 versus Nine Months Ended 2/29/2002

The Company reported its first revenue from operations in the third fiscal quarter ended February 2003, with oil/gas sales totaling $15,000 from the Provost Property acquired in November 2002.

Administrative expenses totaled $218,145 for the Nine Months Ended 2/28/2003, a doubling from the $110,475 for the same period last year, generally related to increased corporate activity. Management Fees nearly tripled to $43,406 from $15,000 because of increased contribution from management, related primarily to acquisitions, strategic planning, and securing financing. Consulting Fees rose by a quarter to $37,919 from $30,000 because of the increased use of consultants to assist with Company development. Legal Fees tripled to $27,991 from $8,621 because of increased corporate activity, primarily property acquisitions and financing. Rent tripled to $24,369 from $7,442 because of the Company's use of larger office premises, necessitated by increased corporate activity and staffing levels.

Net Income (Loss) was ($203,145) and ($110,475), respectively. Net Loss per Share was ($0.05) and ($0.06), respectively.

Fiscal 2002 Ended 5/31/2002 versus Fiscal 2001

Administrative expenses totaled $153,897 for Fiscal 2002 Ended 5/31/2002, more than double the $63,248 for Fiscal 2001. The Fiscal 2002 increase primarily was related to the re-activation of the Company with the acquisition of the Elkhorn Property. Consulting expenses were $53,000, primarily related to increased corporate activity. Bank Charges and Interest was $37,740 double the $17,340 last year, with the increase related to increased interest charges on unsettled debt. Management Fees were $22,500 versus the $7,500 last year, with the increase primarily related to increased corporate activity.

Net Income (Loss) was ($146,314) and ($65,631) for Fiscal 2002 and Fiscal 2001, respectively. Net Loss per Share was ($0.08) and ($0.03) for the Fiscal 2002 and Fiscal 2001, respectively.

Fiscal 2001 Ended 5/31/2001 versus Fiscal 2000

Administrative expenses totaled $63,248 for Fiscal 2001, 65% higher than the $37,976 for Fiscal 2000 and the $38,522 for Fiscal 1999. Accounting/Legal expenses were the largest category at $24,382 versus $5,540, with the increase related to increased efforts to re-organize the Company. Bank Charges and Interest were $17,340 versus $30, with the increase related to interest charges on unsettle debt. Trust and Filing expenses were $12,665 versus $7,642, with the increase related to efforts to re-organize the Company. Management Fees fell to $7,500 from $12,500 with reduced corporate activity.

Net Income (Loss) was ($65,631) and ($40,093) for Fiscal 2001 and Fiscal 2000, respectively. Net Loss per Share was ($0.03) and ($0.02) for the Fiscal 2001 and Fiscal 2000, respectively.

Liquidity and Capital Resources

Nine Months Ended 2/28/2003
The Company had working capital of $330,786 on 2/28/2003, which partially funded the $475,000 portion of the April 2003 purchase of the Alliance Field.. Cash Used by Nine Months Operating Activities totaled ($369,681) including the ($203,145) Net Loss. Significant adjustments included ($166,536) in net changes in non-cash working capital items; the Company paid down ($53,350) in "accounts payable and accrued liabilities" and ($75,410) in "due to/from related parties"; also, the Company's accounts receivables increased by $31,514 because of the commencement of oil/gas revenue in the third fiscal quarter and the overpayment of due diligence costs for a public offering completed in January 2003. Cash Used in Nine Months Investing Activities was ($165,584) resulting from $110,232 advanced to a geo-physical consulting firm for a magnetic survey over potential gas lease acquisitions and $55,352 expended on acquisition of the Elkhorn and Provost properties. Cash Raised in Nine Months Financing Activities was $878,874; resulting from the aforementioned $1,071,624 raised from the sale of equity, and offset by the ($178,500) related to "liability to issue shares" from the June 2003 private placement and offset by the ($14,250) decrease in loans payable.

Fiscal 2002 Ended 5/31/2002 and Fiscal 2001
The Company had working capital of ($193,609) on 5/31/2002.
The Company had working capital of ($218,854) on 5/31/2001.
The Company had working capital of ($153,295) on 5/31/2000.

Cash Used by Fiscal 2002 Operating Activities totaled ($175,180) including the ($146,314) Net Loss. Significant adjustments included the $29,032 in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was $7,107 for oil/gas property exploration. Cash Provided by Fiscal 2002 Financing Activities was $173,500, primarily the $178,500 related to "liability to issue shares" from the uncompleted 2003 private placement.

Cash Used by Fiscal 2001 Operating Activities totaled ($2,753), including the ($63,059) Net Loss. Significant adjustments included $60,306 in net changes in non-cash working capital items. Cash Used in Fiscal 2001 Investing Activities was $nil. Cash Provided by Fiscal 2001 Financing Activities was $10,000, representing advance on loan payable.

5.E. Off-Balance Sheet Arrangements.
5.F. Tabular disclosure of contractual obligations.
        --- No Disclosure Necessary ---

<u>Critical Accounting Policies</u>
Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of oil/gas property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing oil/gas properties; and accounting for contingently cancelable common shares.

The Company capitalizes oil/gas property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned. All oil/gas property acquisition, exploration and development costs have been acquired for cash and/or common shares. The Company performs periodic evaluations to evaluate recoverability of oil/gas property costs. Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

In applying the full-cost method, the Company performs a ceiling test to determine the limitation on carrying values of oil/gas properties at fiscal year-end. Under Canadian GAAP, a ceiling test is performed using either average oil/gas prices or year-end prices and is based on undiscounted future net revenues after deducting estimated general/administrative expenses. Under US GAAP, the Company must use year-end oil/gas prices in arriving at future net revenues from oil/gas properties and these future net revenues are discounted at 10%. The Company acquired its oil/gas producing properties during February 2003 and April 2003; accordingly, the first ceiling test limitation calculation will be required for Fiscal 2003 Ended May 31st.

Under US GAAP, the calculation of weighted average number of shares used in the calculation of Loss Per Share would not have included 187,500 escrowed, contingently cancelable common shares (post consolidation). The release of such shares from escrow results in compensation to be recorded reflecting the difference between the issue price of the shares and the market price at the date of release.

<u>Recent Accounting Pronouncements Applicable to Us</u>

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 "Business Combinations," or SFAS 141, and SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002. The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", or SFAS 144. Although SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145""). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
May 31, 2003

Name	Position	Age	Date of First Election or Appointment
Glenn Greig (2)	CFO/Secretary	40	November 2002
Troy Mochoruk (3)	Executive VP Operations	33	May 2003
Michael Muzylowski	Director	68	February 2003
Ralph Newson (1)	Dierctor	60	September 2001
Thomas Patton (1)	Director	59	December 2002
Patrick Power (1)(4)	President/Director	40	August 2001

(1) Member of Audit Committee.
(2) He spends about one-fourth of his time on the affairs of the Company.
(3) He spends the preponderance of his time on the affairs of the Company.
(4) He spends about half of his time on the affairs of the Company.

Glenn Greig, Chief Financial Officer/Corporate Secretary of the Company, brings eight years experience in corporate management. Since 1993, he has been a self-employed accounting consultant for publicly-traded companies. Since 2001, he has been Chief Financial Officer of Artic Star Diamond Corp., a TSX Venture Exchange listed company engaged in exploration of diamond properties. Since 2002, he has been Corporate Secretary of Montello Resources Ltd., a TSX Venture Exchange listed company engaged in exploration of oil/gas properties. He earned his B. Comm. from the University of British Columbia, Canada.

Troy Mochoruk, Executive VP Operations of the Company, brings 12 years experience in venture capital financing/management and resource exploration/development. Since 1991, he has been a venture capital consultant and financier. From 1996 to 1998, he was a director of Dragon Oil and Gas, a private Singapore-based oil and gas exploration company with projects in Burma. From 1996 to 2001, he was a Director of Imperial Investments Inc., a private venture capital firm. From May 2002 to December 2002, he was a Director of the Company.

Michael Muzylowski, brings 40 years experience in corporate management and geological consulting experience. Since 1995, he has been President/CEO and Director of Callinan Mines Limited, a natural resource company listed on the TSX Venture Exchange. He earned his B.Sc. from the University of Manitoba, Canada.

Ralph Newson brings 23 years experience in corporate management and geological consulting experience. Since 1980, he has been President of Newson Management Consulting Ltd., a private geological consulting firm. He earned his M.Sc. from Queens University, Canada.

Thomas Patton brings 35 years experience in corporate management and mineral exploration/development. Since 1998, he has been President/CEO/Director of Western Silver Corporation, a natural resource company listed on the American Stock Exchange and TSX Venture Exchange. He was President of the Company from December 2002 to May 2003. He earned his Ph.D from the University of Washington.

Patrick Power, President/Director of the Company, brings 12 years experience in corporate management and natural resource property exploration/development experience. Since 1993, he has been President and Director of Montello Resources Ltd., a TSX Venture Exchange listed company engaged in exploration of oil/gas properties. Since January 2001, he has been President/CEO/Director of Artic Star Diamond Corp., a TSX Venture Exchange listed company engaged in exploration of diamond properties. He was President of the Company from August 2001 until December 2002, and was re-appointed in May 2003.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2002 ended 5/31/2002 was CDN$25,000, including: $22,500 paid to Patrick Power, President; and $2,500 to Troy Mochoruk, former Director.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. No stock options were granted or exercised during Fiscal 2002 or Fiscal 2003. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
--- No Disclosure Necessary ---

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors' Service Contracts. --- No Disclosure Necessary ---
6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Ralph Newson, Thomas Patton, and Patrick Power. The Audit Committee met once during Fiscal 2003.

6.D. Employees
As of 5/31/2003, the Company had three employees, representing the Senior Management. As of 5/31/2002, 5/31/2001 and 5/31/2000, there were three, two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

Table No. 7 lists, as of 5/31/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 7 also includes data on persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities (none).

Table No. 7
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Patrick Power (1)	876,000	6.6%
Common	Michael Muzylowski (2)	100,000	0.8%
Common	Ralph Newson (3)	80,000	0.6%
Common	Glenn Greig	22,863	0.2%
Common	Thomas Patton	0	0.0%
Common	Troy Mochoruk	0	0.0%
Total Directors/Management/5% Holders		**1,078,863**	**8.2%**

(1)   380,000 represent currently exercisable warrants.
      210,000 shares are subject to a pooling agreement dated 9/16/2002.
          Under the agreement, the shares will be released from pool
          as follows: 70,000 on 6/14/2003; 70,000 on 9/14/2003;
          and 70,000 on 12/14/2003.
(2)   75,000 shares are subject to a pooling agreement dated 9/16/2002.
          Under the agreement, the shares will be released from pool
          as follows: 25,000 on 6/14/2003; 25,000 on 9/14/2003; and 25,000
          on 12/14/2003.
(3)   40,000 represent currently exercisable warrants.

Based on 12,942,363 shares outstanding as of 5/31/2003 and share purchase
   warrants held by each beneficial holder exercisable within sixty days.

<u>Stock Options</u>. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on 11/29/2002.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

No stock options were granted during Fiscal 2002/2003 and none are outstanding at 5/31/2003.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 7.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.

	Shares Owned 5/31/2003	Shares Owned 5/31/2002	Shares Owned 5/31/2001	Shares Owned 5/31/2000
Patrick Power	496,000	0	0	0
Steven Radvak, former President/Director	0	0	284,352	294,352

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 5/31/2003, the Company's shareholders' list showed 12,942,863 common shares outstanding, with 923 registered shareholders. 791 of these shareholders were U.S. residents, holding 177,385 shares (representing about 1% of the issued/outstanding shares); 126 registered shareholders were resident in Canada, holding 12,601,550 common shares; and six registered shareholders were resident in other countries, holding 163,565 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1,000 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements. No Disclosure Necessary

7.B. Related Party Transactions

Shared Office
The Company's executive offices are located in facilities shared with Arctic Star Diamond Corp. and Montello Resources Ltd., TSX Venture Exchange traded public companies. Patrick Power is President/Director of Arctic Star Diamond Corp. and President/Director of Montello Resources Ltd. Glenn Greig is CFO of Arctic Star Diamond Corp. and Secretary of Montello Resources Ltd. The expenses attributable to the Company are calculated by the portion of office space it occupies and the related office costs it incurs. These expenses were $23,369, $6,542, $$nil, and $nil for the Nine Months Ended 2/28/2003 and for Fiscal 2002/2001/2000, respectively.

Funds Owed to/from Arctic Star Diamond Corp.
At 2/28/2003, 5/31/2002, 5/31/2001, and 5/31/2000, respectively, the Company owed $2,380, $nil, $nil, and $nil to Arctic Star Diamond Corp. At 5/31/2002, Arctic Star owed the Company $3,000. These were unsecured loans with no definitive date or repayment.

Funds Owed to Montello Resources Ltd.
At 2/28/2003, 5/31/2002, 5/31/2001, and 5/31/2000, respectively, the Company owed $6,197, $nil, $nil, and $nil to Montello Resources Ltd.

Amounts Owed to Senior Management/Directors
At 2/28/2003, 5/31/2002, 5/31/2001, and 5/31/2000, $1,338, $58,803, $7,204, and $7,204 was owed to current/former officers and directors for management and travel expenses, consulting fees, and reimbursement of office-related expenses incurred on its behalf.

Other than as disclosed above, there have been no transactions since
5/31/2000, or proposed transactions, which have materially affected or will
materially affect the Company in which any director, executive officer, or
beneficial holder of more than 10% of the outstanding common shares, or any of
their respective relatives, spouses, associates or affiliates has had or will
have any direct or material indirect interest. Management believes the
transactions referenced above were on terms at least as favorable to the
Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and
are prepared in accordance with Canadian Generally Accepted Accounting
Principles (GAAP), the application of which, in the case of the Company,
conforms in all material respects for the periods presented with United States
GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and
found immediately following the text of this Registration Statement. The
audit report of DeVisser Gray, independent Chartered Accountants, are included
herein immediately preceding the financial statements.

Audited Financial Statements:
   Fiscal 2002/2001/2000 Ended May 31st

Unaudited Financial Statements
   Nine Months Ended 2/28/2003 and 2/28/2002

8.A.7. Legal/Arbitration Proceedings
The Directors and the management of the Company do not know of any material,
active or pending, legal proceedings against them; nor is the Company involved
as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending
proceedings against anyone that might materially adversely affect an interest
of the Company.

8.B. Significant Changes
No significant change has occurred since the date of the annual financial
statements, and/or since the date of the most recent interim financial
statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "AUL.V". The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in April 1979 under a former name, "Weaco Resources Ltd.".

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2001 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years, adjusted for March 2000 one-for-four stock consolidation.


Table No. 9
TSX Venture Exchange
Common Shares Trading Activity


Period Ended	Volume	High	Canadian Low	- Sales - Dollars Closing
Monthly				
5/31/2003	1,046,951	$0.35	$0.28	$0.30
4/30/2003	1,620,242	0.35	0.25	0.35
3/31/2003	1,010,349	0.45	0.28	0.32
2/28/2003	1,082,325	0.47	0.25	0.45
1/31/2003	46,150	0.30	0.21	0.30
12/31/2002	93,732	0.25	0.17	0.25
Quarterly				
5/31/2003	3,677,542	$0.45	$0.25	$0.30
2/28/2003	1,222,207	0.47	0.17	0.45
11/30/2002	253,248	0.20	0.09	0.16
8/31/2002	36,785	0.22	0.11	0.11
5/31/2002	14,067	0.23	0.17	0.21
2/28/2002	32,699	0.14	0.10	0.14
11/30/2001	13,942	0.15	0.11	0.11
8/31/2001	48,858	0.22	0.14	0.14
Yearly				
5/31/2003	5,189,782	$0.47	$0.09	$0.30
5/31/2002	109,566	0.23	0.10	0.21
5/31/2001	300,973	0.40	0.15	0.17
5/31/2000	222,824	0.68	0.08	0.33
5/31/1999	244,232	0.15	0.03	0.08
5/31/1998	415,046	0.29	0.09	0.09

<u>The TSX Venture Exchange</u>
The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act ("*Company Act*") of British Columbia. Unless the *Company Act* or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the *Company Act* contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b. Giving financial assistance under certain circumstances;
c. Certain conflicts of interest by Directors;
d. Disposing of all/substantially all of Company's undertakings;
e. Removing Director before expiration of his term of office;
f. Certain alterations of share capital;
g. Changing the Company name;
h. Altering any restrictions on the Company's business; and
i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Pooled Common Shares
280,000 of the common shares held by Patrick Power were subject to a pooling agreement dated 9/16/2002. Under the agreement, the shares were/will be released from pool as follows: 25% on 3/14/2003, 25% on 6/14/2003; 25% on 9/14/2003; and 25% on 12/14/2003.

100,000 of the common shares held by Mike Muzylowski were subject to a pooling agreement dated 9/16/2002. Under the agreement, the shares were/will be released from pool as follows: 25% on 3/14/2003, 25% on 6/14/2003; 25% on 9/14/2003; and 25% on 12/14/2003.

2,505,000 of the common shares held by 14 non-insiders were subject to a pooling agreement dated 9/16/2002. Under the agreement, the shares were/will be released from pool as follows: 25% on 3/14/2003, 25% on 6/14/2003; 25% on 9/14/2003; and 25% on 12/14/2003.

Flow-Through Common Shares
"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares expend the funds on natural resource/exploration development. The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares. 2,000,000 of the Units distributed in the January 2003 public offering contained "flow-through" common shares.

Stock Options
Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants
Table No. 10 lists, as of 5/31/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. As of 5/31/2003, the Company was aware of 155 holders of its 8,137,500 share purchase warrants, all were resident in Canada. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Exercise Price Year #2	Expiration Date of Share Purchase Warrants
6/26/2002	140,000	140,000	$0.15	$0.15	6/26/2004
11/13/2002	1,660,000	1,515,000	$0.15	$0.15	11/14/2004
11/13/2003	2,600,000	2,362,500	$0.12	$0.12	11/14/2004
1/31/2003	4,000,000	3,960,000	$0.16	$0.16	1/31/2005
1/31/2003	800,000	160,000	$0.16	$0.16	1/31/2005

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
          --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Toronto, Ontario.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 5/31/2003, 5/31/2002, 5/31/2001,
and 5/31/2000, the authorized capital of the Company was 100,000,000 common
shares without par value. At these dates, there were 12,942,863, 1,875,545,
1,875,545, and 1,875,545 common shares issued and outstanding, respectively.

During the last five years, capital has been "paid for" with assets other than
cash: May 2003, 180,000 shares at deemed price of $0.45 per share are part
consideration for purchase of Alliance Oil Field interest; May 2003, 160,000
shares at deemed price of $0.45 per share as finder's fee associated with
purchase of Alliance Oil Field interest; and May 2003, 80,000 shares at deemed
price of $0.10 per share as finder's fee on the 2,600,000 unit private
placement completed in November 2002.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 8 and Table No. 10. ---

10.A.6. History of Share Capital
The Company has financed its operations through funds raised in loans,
public/private placements of common shares, shares issued for property, shares
issued in debt settlements, and shares issued upon exercise of stock options
and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares		Capital Raised
1998	None			
1999	None			
2000	None			
2001	None			
2002	None			
2003	Private Placement	140,000	Units	$ 14,000
	Private Placement	1,660,000	Units	$166,000
	Private Placement	2,600,000	Units	$260,000
	Public Offering	4,000,000	Units	$600,000
	Agent Warrants	800,000	Warrants	$ nil
	Private Placement	1,181,818	Common Shares	$130,000
	Exercise of Warrants	1,062,500	Common Shares	$167,050

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B.   Memorandum and Articles of Association

Objects and Purposes
The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2.   Directors

Disclosure of Interest of Directors/Officers, Section 12.6 the Bylaws
A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company shall declare the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Companies Act.

A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken. Subject to the Companies Act, the foregoing shall not apply to:
(a) any contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan, or
(b) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director, or
(c) any contract by a director to subscribe for shares, debentures or debt obligations to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly interested in the contract, arrangements or transaction, or
(d) if authorized by ordinary resolution pursuant to Article 12.4, the remuneration of the directors.

Subject to the Companies Act the foregoing prohibitions and exceptions thereto may from time to time be suspended or amended to any extent by ordinary resolution, either generally or in respect of any particular contract, arrangement or transaction or for any particular period.

Remuneration and Expenses of Directors, Section 12.4 the Bylaws
Subject to any unanimous shareholder agreement, the Directors shall be paid such remuneration for their services as the Board may from time to time determine. Unless by ordinary resolution the directors are authorized to determine their remuneration, such remuneration is to be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. The Directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any Director from serving the Company in any other capacity and receiving remuneration therefore.

Borrowing Power, Section 8 the Bylaws
Without limiting the borrowing powers of the Company as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the Board may from time to time on behalf of the Company, without authorization of the shareholders:
a) borrow money upon the credit of the Company;
b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of such an obligation of a body corporate, whether secured or unsecured;
c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, Liability or obligation of any person, or otherwise; and
d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Director Retirement
Neither the Company's memorandum/ articles/by-laws nor British Columbia law requires retirement or non-retirement of directors under an age limit requirement.

Director Stock Ownership
Neither the Company's memorandum/ articles/by-laws nor British Columbia law requires share ownership by directors.

10.B.3. Rights, Preferences, Restrictions of Common Shares

Dividends, Section 19 the By-Laws
Subject to the provisions of the Act, the Board may from time to time declare dividends payable to the shareholders according their respective rights and interests in the Company. Dividends may be paid in money or property by issuing fully paid shares of the Company.

Voting Rights, Section 11 the By-Laws
Subject to the provisions of the Act, at any meeting of the shareholders in respect of which the Company has prepared a shareholders' list, every person who is named in such list shall be entitled to vote the share shown. At any meeting of the shareholders, every question shall, unless otherwise required by the articles or by-laws or by law (refer to "special resolution" below) be determined by the majority of the votes cast on the question. In case of an equality of votes upon a resolution, the chairman shall, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which he may be entitled as a member.

Neither the Company's memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various "poison pill" measures precluding shareholders from realizing a potential premium over the market value of their shares.

Rights to Share in Profits
Rights in event of liquidation
Redemption Provisions
Sinking Fund Provisions
Liability to Further Capital Calls
Discriminatory Rights Against Significant Shareholders
The Company's articles/by-laws do not address these issues. Accordingly, British Columbia law and any exchange upon which the common shares trade govern the shareholders' rights regarding these issues.

10.B.4. Modification of Rights of Shareholders

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "Company Act" of British Columbia, Canada. Unless the "Company Act" or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

Special Resolution
The Company's Articles and the "Company Act" (British Columbia) contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principal corporate actions that require a "special resolution" include:
a. Approval of contracts or transactions that give rise to certain conflicts of interest by Directors or Officers in certain circumstances;
b. Disposing of all/substantially all of Company's undertaking or assets;
c. Changing the Company name;
d. Amalgamation of the Company with another corporation (other than wholly-owned subsidiaries); and
e. Altering any restrictions on the Company's business; and
f. Certain reorganizations of the Company.

10.B.5. Annual Meetings, Special Meetings, Section 9 of the Articles

Subject to Article 9.2 and to the Companies Act the first annual general meeting shall be held within 15 months from the date of incorporation and thereof each Annual general meeting shall be held once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting, and place, as the directors shall appoint. In default of the meeting being so held, the meeting shall be held in the month next following and may be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the directors.

The directors may whenever they think fit, and they shall, promptly on the receipt of a requisition of a member or members of the Company representing not less than one-twentieth of such of the issued shares in the capital of the Company as at the date of the requisition carry the right of voting in all circumstances at general meetings, call a general meeting or the Company. Any such requisition, and the meeting to be called pursuant thereto, shall comply with the provisions of the Companies Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting, and in case of special business, the general nature of that business shall be given in the manner mentioned in Part 21, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice thereof has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive such notice from the Company, but the accidental omission to give notice of any meeting to, or the non-receipt of any such notice by, any of such parsons shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

Shareholder meetings are called in accordance with the rules of the "Company Act" (British Columbia) by approval of the Board of Directors determining the time, date, and place of such meetings, which must be held in Canada. Save as otherwise herein provided a quorum for a general meeting shall be: two members or proxy holders representing two members, or one member and a proxy holder representing another member, personally present at the commencement of the meeting and holding or representing by proxy not less than one-tenth of the issued shares of a class of shares the holders of which are entitled to attend and to vote at such meeting; unless the Company has only one member, in which case the quorum shall be one member.

10.B.6. Limitations on Rights to Own Shares
The Company is unaware of any limitations on the rights to own securities, including those of non-resident or foreign shareholders.

10.B.7. Change of Control of Company
There are no provisions of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8. Disclosure of Share Ownership
Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, any shareholder who owns more than 10% of the Company's common shares must disclose shareholder ownership.

10.C. Material Contracts   --- No Disclosure Necessary ---

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for each of the preceding three years were DeVisser Gray, Chartered Accountants, 905 West Pender Street, Suite 401, Vancouver, British Columbia, Canada V6C 1L6. They are members of the British Columbia Institute of Chartered Accountants. Their audit report for Fiscal 2002/2001/2000 is included with the related financial statements in this Registration Statement with their consent.

10.H. Document on Display   --- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
         --- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- No Disclosure Necessary ---
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
              --- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
              HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
              --- No Disclosure Necessary ---

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of De Visser Gray, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements
 Auditor's Report, dated 10/10/2002
 Balance Sheets at 5/31/2002, 5/31/2001, and 5/31/2000
 Statements of Operations and Deficit
   for the years ended 5/31/2002, 5/31/2001, and 5/31/2000
 Statements of Cash Flows
   for the years ended 5/31/2002, 5/31/2001, and 5/31/2000
 Notes to Financial Statements

Unaudited Financial Statements
 Balance Sheets at 2/28/2003 and 2/28/2002
 Statements of Loss and Deficit
   for the Nine Months ended 2/28/2003 and 2/28/2002
 Statements of Cash Flows
   for the Nine Months ended 2/28/2003 and 2/28/2002
 Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

Page

1. Articles of Incorporation/Bylaws as currently in effect: 69
   1.1. Certificate of Incorporation, dated 4/17/1979
   1.2. Certificate of Name Change,   dated 8/31/1993
   1.2. Certificate of Name Change,   dated 3/14/2000
   1.3. Memorandum/Articles/By-Laws, dated 3/21/1979

2. Instruments defining the rights of holders of equity or
    debt securities being registered.
       --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary
4. Material Contracts: No Disclosure Necessary
5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: No Disclosure Necessary
9. Statement Regarding Date of Financial Statements:
                                      No Disclosure Necessary

10. Additional Exhibits:
    a. Short Form Offering Document, dated 12/9/2002   123
    b. Notice/Information Circular for AGM held 11/29/2002   158
    c. Annual Information Form for Fiscal 2002, dated 11/8/2002 173
    g. Consent of Auditor, DeVisser Gray, dated 6/24/2003   185

99.1 CEO Evaluation and Sarbanes-Oxley Certification   186
99.2 CFO Evaluation and Sarbanes-Oxley Certification   187

AUSTIN DEVELOPMENTS CORP.

FINANCIAL STATEMENTS

Years Ended May 31, 2002, 2001, and 2000

(Expressed in Canadian Dollars)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Austin Developments Corp.

We have audited the balance sheets of Austin Developments Corp. as at May 31, 2002, 2001, 2000 and the statements of operations and deficit and cash flows for each of the years in the three year period ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002, 2001, 2000 and the results of its operations and cash flows for each of the years in the three year period ended May 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
October 10, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated October 10, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditor's report when these are adequately disclosed in the financial statements.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 10 ,2002

AUSTIN DEVELOPMENTS CORP.
Balance Sheets
(Expressed in Canadian Dollars)

	May 31,		
	2002	2001	2000
	$	$	$
A S S E T S			
Current			
Cash	1,571	10,358	3,111
Amounts receivable	5,441	1,146	2,016
Marketable securities	-	-	2,500
Due from related parties (note 8)	3,000	-	-
Prepaid expenses	3,738	1,325	-
	13,750	12,829	7,627
Capital assets	-	166	238
Oil and gas properties (note 3)	7,107	-	-
Deferred costs (note 4)	1	1	1
	20,858	12,996	7,866
L I A B I L I T I E S			
Current			
Accounts payable and accrued liabilities	116,428	152,881	131,194
Due to related parties (note 8)	75,931	58,802	19,728
Loans payable (note 7)	15,000	20,000	10,000
	207,359	231,683	160,922
Liability to issue shares (note 5)	178,500	-	-
	385,859	231,683	160,922
S H A R E H O L D E R S' D E F I C I E N C Y			
Share capital (note 5)	6,999,464	6,999,464	6,999,464
Deficit	(7,364,465)	(7,218,151)	(7,152,520)
Continuing operations (note 1)	(365,001)	(218,687)	(153,056)
	20,858	12,996	7,866

Approved by the Board of Directors:

"Patrick Power"   "Troy Mochoruk"
_____   _____
Director   Director

AUSTIN DEVELOPMENTS CORP.
Statements of Operations and Deficit
(Expressed in Canadian Dollars)

| | Years Ended May 31, | | |
	2002 $	2001 $	2000 $
Option payment received	7,500	–	–
Expenses			
Accounting and legal	12,488	24,382	5,540
Amortization	–	72	101
Bank charges and interest	37,740	17,340	30
Consulting	53,000	–	8,600
Management fees	22,500	7,500	12,500
Office and miscellaneous	4,184	839	3,563
Property examination	–	–	–
Rent	9,034	450	–
Shareholder information	–	–	–
Travel and promotion	1,074	–	–
Trust and filing	13,877	12,665	7,642
Write-off of capital assets	166	–	–
Write-down of marketable securities	–	2,500	2,500
Interest income	(249)	(117)	(383)
	153,814	65,631	40,093
Net loss for the year	(146,314)	(65,631)	(40,093)
Deficit - beginning of year	(7,218,151)	(7,152,520)	(7,112,427)
Deficit - end of year	(7,364,465)	(7,218,151)	(7,152,520)
Loss per share	$ (0.08)	$ (0.03)	$ (0.02)
Weighted average number of shares outstanding	1,878,545	1,878,545	1,878,545

AUSTIN DEVELOPMENTS CORP.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years Ended May 31		
	2002	2001	2000
	$	$	$
Cash Provided By (Used For):			
Operating Activities			
Net loss for the year	(146,314)	(65,631)	(40,093)
Adjustment for items not involving cash:			
Write off of capital assets	166	–	–
Write down of marketable securities	–	2,500	2,500
Amortization	–	72	101
	(146,148)	(63,059)	(37,492)
Net changes in non-cash working capital:			
Accounts receivable	(7,295)	870	10,000
Prepaid expenses	(2,413)	(1,325)	(1,208)
Accounts payable and accrued liabilities	(36,453)	55,557	8,629
Due to related parties	17,129	5,204	–
	(175,180)	(2,753)	(20,071)
Investing Activity			
Oil and gas properties	(7,107)	–	–
Financing Activity			
Deferred share issue costs	–	–	–
Loans payable	(5,000)	10,000	–
Liability to issue shares (note 5)	178,500	–	–
Share capital issued	–	–	–
	173,500	10,000	–
Net cash (used) provided during the year	(8,787)	7,247	(20,071)
Cash - beginning of year	10,358	3,111	23,182
Cash - end of year	1,571	10,358	3,111

AUSTIN DEVELOPMENTS CORP.
Notes to the Financial Statements
For the years ended May 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

1.   **NATURE AND CONTINUANCE OF OPERATIONS**

The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition, exploration and development of oil and gas properties. The Company is currently in the exploration stage of developing its oil and gas properties and has not yet determined whether these properties contain oil and gas reserves that are economically recoverable.

The Company also has an interest in a mineral property which has been written-down to a nominal amount of one dollar.

The Company has a net working capital deficiency at May 31, 2002 of $193,609 and a capital deficiency of $186,501. The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and explorations activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable value of its assets my decline materially from current estimates.

Refer to note 9.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and as described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States. Summarized below are those policies considered particularly significant to the Company. References to the Company are inclusive of the Canadian parent company and its wholly-owned subsidiary.

Foreign Currency Translation

The Company translates accounts denominated in foreign currencies as follows; monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations in accordance with Canadian guidelines. Under this method, all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and any gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written-off to expense.

AUSTIN DEVELOPMENTS CORP.
Notes to the Financial Statements
For the years ended May 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Oil and Gas Properties *(continued)*

A ceiling test is applied to each cost center and to the aggregate of all cost centers by comparing the net capitalized costs to the estimated future net revenues from production of proved reserves without discount, plus the costs of unproved properties net of impairment, in addition, the ceiling test for the aggregate of all cost centers is required to include the effects of future site restoration costs, general and administrative expenses, financing costs and income taxes. Any excess capitalized costs are written-off in the current year as additional depletion. The calculation of future net revenues is based upon prices, costs and regulations in effect at each year end.

The Company may write off an unproved property under one or more of the following conditions:

i) there are no firm plans for further drilling on the unproved property;
ii) negative results were obtained from studies of the unproved property;
iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or
iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.
v) unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience.

Mineral Properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written-off if the properties are abandoned.

The recorded cost of mineral property acquisition and deferred exploration costs represent costs incurred and are not intended to reflect present or future values. The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

Measurement Uncertainty

The preparation of the financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the year. Actual results could differ from those estimates.

Capital Assets

Capital assets consist of computer hardware which is recorded at cost and amortized over its estimated useful economic life on a declining-balance basis at the rate of 30% per annum.

Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of these assets and liabilities approximate their carrying amounts due to the short-term nature of these instruments.

AUSTIN DEVELOPMENTS CORP.
Notes to the Financial Statements
For the years ended May 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Stock Option Plan

The Company grants stock options in accordance with the policies of the TSX Venture Exchange and records compensation expense for stock options granted to non-employees, at the time of their vesting, calculated using the fair value method and for stock options granted to directors and employees, no compensation expense is recognized, however, the Company discloses this information on a pro-forma basis using the fair value method.

This policy is adopted for all options granted subsequent to January 1, 2002.

Loss Per Share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share is not presented as the effect on basic loss per share is anti-dilutive.

Income Taxes

The Company accounts for future tax assets and liabilities in accordance with the liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases, and are measured using the tax rates expected to apply to taxable income in years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

OIL AND GAS PROPERTIES

	May 31		
	2002	2001	2000
	$	$	$
Acquisition costs	–	–	–
Exploration costs	7,107	–	–
	7,107	–	–

CANADA
Elkhorn Property, Manitoba

During the year ended May 31, 2002, the Company entered into an agreement to acquire a 100% working interest in certain oil leases located near Brandon, Manitoba, subject to a non-convertible overriding royalty of 7.5% and landowner royalties. To earn its interest, the Company must pay $5,000 upon receipt of regulatory consent (received October 9, 2002) and was required to elect by September 30, 2002 to commit to drill a test well. The Company is currently negotiating an extension to these terms and considers the agreement to be in good standing.

The Company granted an option to Lund Ventures Ltd. ("Lund") whereby Lund can earn 25% of the Company's interest in this property by paying $7,500 to the Company (received), a further $7,500 upon Lund completing a minimum $100,000 private placement financing and funding 33.3% of all exploration and development costs incurred by the Company on the property.

AUSTIN DEVELOPMENTS CORP.
Notes to the Financial Statements
For the years ended May 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

4. **DEFERRED COSTS**

    UNITED STATES OF AMERICA
    Bonanza King Property, California

    The Company has an interest in one patented mining claim (previously six claims) in San Bernardino County, California. In 1999, the property was written-down to one dollar based on management's assessment that the recoverability of the related acquisition and deferred exploration costs was uncertain.

5. **SHARE CAPITAL**

    (a) Authorized share capital consists of 100,000,000 common shares without par value.

    (b) Issued and outstanding

	Number of Shares	Amount $
Issued at May 31, 2000, 2001 and 2002	1,878,545	6,999,464

    * *net of share issue costs of $5,000*

    (c) The Company received $178,500 of the proceeds of private placements prior to May 31, 2002.

    Refer to note 9.

    (d) The Company has no stock options outstanding during the years ended may 31, 2000 to May 31, 2002.

    INCOME TAXES

    The Company has incurred non-capital losses aggregating approximately $472,000 which are available to be offset against future taxable income for years up to 2009, and also has approximately $1.8 million in resource deductions that have an unlimited carryforward period. The potential benefits associated with these tax pools are not reflected in these financial statements as it is not likely that they will be utilized to reduce future taxable income.

    LOANS PAYABLE

    Loans payable are non-interest bearing, unsecured and have no fixed terms for repayment.

AUSTIN DEVELOPMENTS CORP.
Notes to the Financial Statements
For the years ended May 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

8. **RELATED PARTY TRANSACTIONS**

   All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

   These transaction occurred during the following periods:

	Year ended May 31,		
	2002 $	2001 $	2000 $
Expense reimbursements	–	7,204	–
Management fees	22,500	7,500	12,500
Rent incurred	–	–	–
Travel and entertainment expenses	1,074	–	–
Balance due to related parties	75,931	58,802	19,728

SUBSEQUENT EVENTS

   In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to May 31, 2002:

   - The Company issued 140,000 units for cash of $14,000 pursuant to a private placement.

   - The Company proposes to issue 2,600,000 units at $0.10 per unit for a cash consideration of $260,000 pursuant to a private placement. Each unit will consist of one share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase an additional share at an exercise price of $0.12 per share, exercisable for a period of two years.

   - Refer to note 5.

AUSTIN DEVELOPMENTS CORP.
Notes to the Financial Statements
For the years ended May 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

10.   **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**

a)   Under Canadian GAAP, exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all costs are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

b)   Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost centre by comparing the net capitalized costs to the net present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effect of income taxes. Any excess capitalized costs are written-off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

	May 31		
Balance Sheet	2002	2001	2000
	$	$	$
Deferred Costs			
Deferred costs under Canadian GAAP	1	1	1
Less deferred costs expensed under U.S. GAAP	(1)	(1)	(1)
Deferred costs under U.S. GAAP	–	–	–
Oil and gas properties			
Deferred costs under Canadian GAAP	7,107	–	–
Less deferred costs expensed under U.S. GAAP	(7,107)	–	–
Deferred costs under U.S. GAAP	–	–	–
Deficit			
Closing deficit under Canadian GAAP	(7,364,465)	(7,218,151)	(7,152,520)
Adjustment to deficit for items expensed under U.S. GAAP	(7,107)	1	1
Closing deficit under U.S. GAAP	(7,371,572)	(7,218,152)	(7,152,251)

AUSTIN DEVELOPMENTS CORP.
Notes to the Financial Statements
For the years ended May 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

10. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** *(continued)*

	May 31		
	2002	2001	2000
	$	$	$
Operations			
Net loss following Canadian GAAP	(146,314)	(65,631)	(40,093)
Deferred costs expensed under U.S. GAAP	(7,108)	(1)	(1)
Net loss under U.S. GAAP	(153,422)	(65,632)	(40,094)
Cash Flow			
Operating Activities			
Net loss under Canadian GAAP	(146,314)	(65,631)	(40,093)
Adjustments under Canadian GAAP	(28,866)	62,878	20,022
Adjustments under U.S. GAAP	(7,108)	(1)	(1)
Funds applied to operations under U.S. GAAP	(182,288)	(2,754)	(20,072)
Investing Activity			
Investing activity under Canadian GAAP	(7,107)	-	-
Adjustment under U.S. GAAP	7,107	-	-
Investing activity under U.S. GAAP	-	-	-

c) **Loss Per Share**

Under Canadian GAAP, shares held in escrow which are continently cancelable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	May 31,		
	2002	2001	2000
	$	$	$
Numerator : Net loss for the year under U.S. GAAP			
Denominator: Weighted-average number of shares under Canadian GAAP	1,878,545	1,878,545	1,878,545
Adjustment required under U.S. GAAP (escrow shares)	-	(187,500)	(187,500)
Weighted- average number of shares under U.S GAAP	1,878,545	1,691,045	1,691,045
Basic and diluted loss per share under U.S. GAAP	$ (0.08)	$ (0.04)	$ (0.02)

AUSTIN DEVELOPMENTS CORP.

INTERIM FINANCIAL STATEMENTS

February 28, 2003
February 28, 2002

(Expressed in Canadian Dollars)

(Unaudited)

AUSTIN DEVELOPMENTS CORP.
Balance Sheet
As at February 28,
(Expressed in Canadian Dollars)
(Unaudited)

		2003	2002
ASSETS			
CURRENT ASSETS			
Cash	$	345,180	49,842
	$		
Accounts receivable		36,955	7,160
Due from related parties (Note 8 (b))		3,817	-
Deposits and prepaid expenses		10,000	6,420
		395,952	63,422
CAPITAL ASSETS		-	127
EXPLORATION ADVANCES		110,232	-
DEFERRED OIL AND GAS COSTS (Notes 4 and 9)		62,459	-
DEFERRED COSTS (Note 5)		1	1
	$	568,644 $	63,550
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	$	63,078 $	161,814
Due to related parties (Note 8(c))		1,338	30,898
Loans payable (Note 6)		750	20,000
		65,166	212,712
OBLIGATION TO ISSUE SHARES		-	180,000
		65,166	392,712
SHAREHOLDERS' EQUITY (DEFICIENCY)			
SHARE CAPITAL (Notes 7 and 10)		8,071,088	6,999,464
DEFICIT		(7,567,610)	(7,328,626)
		503,478	(329,162)
	$	568,644 $	63,550

APPROVED BY THE BOARD:
"Thomas Patton"   *"Patrick Power"*
Thomas Patton – Director   Patrick Power – Director

See notes to the interim financial statements

AUSTIN DEVELOPMENTS CORP.
Interim Statement of Operations and Deficit
For the Nine Months Ended February 28,
(Expressed in Canadian Dollars)
(Unaudited)

	2003	2002
REVENUE	$	$
Oil and gas, net	15,000	–
EXPENSES		
Accounting and audit	7,932	1,138
Amortization	–	39
Bank charges and interest	8,520	34,534
Consulting fees	37,919	30,000
Filing fees	16,905	11,142
Interest	341	245
Legal fees	27,991	8,621
Management fees	43,406	15,000
Office	1,665	2,804
Property examination	30,305	–
Rent	24,369	7,442
Shareholder information	3,268	–
Transfer agent's fees	6,228	–
Travel and public relations	9,978	–
	218,145	110,475
NET LOSS FOR THE PERIOD	(203,145)	(110,475)
DEFICIT, BEGINNING OF PERIOD	(7,364,465)	(7,218,151)
DEFICIT, END OF PERIOD	$ (7,567,610)	$ (7,328,626)
LOSS PER SHARE	$ (0.05)	$ (0.06)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	4,456,100	1,878,545

See notes to the interim financial statements

AUSTIN DEVELOPMENTS CORP.
Interim Statement of Cash Flow
For the Nine Months Ended February 28,
(Expressed in Canadian Dollars)
(Unaudited)

	2003	2002
CASH FLOW FROM OPERATING **ACTIVITIES**		
Net loss for the period	$ (203,145)	$ (110,475)
Adjustment for item not involving cash:		
Amortization	-	39
	(203,145)	(110,436)
Change in non-cash working capital items:		
Accounts receivable	(31,514)	(6,014)
Deposits and prepaid expenses	(6,262)	(5,095)
Accounts payable and accrued liabilities	(53,350)	(24,937)
Due to/from related parties	(75,410)	5,966
Cash flows used in operating activities	(369,681)	(140,516)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans payable	(14,250)	-
Liability to issue shares	(178,500)	180,000
Share capital issued for cash	1,071,624	-
Cash flows from financing activities	878,874	180,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration advances	(110,232)	-
Resources property expenditures	(55,352)	-
Cash flows used in investing activities	(165,584)	-
INCREASE (DECREASE) IN CASH	343,609	39,484
CASH, BEGINNING OF PERIOD	1,571	10,358
CASH, END OF PERIOD	$ 345,180	$ 49,842

See notes to the interim financial statements

AUSTIN DEVELOPMENTS CORP.
Notes to the Interim Financial Statements
For the Nine Month Ended February 28, 2003
(Expressed in Canadian Dollars)
(Unaudited)

1. **NATURE AND CONTITUANCE OF OPERATIONS**

    The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition, and exploration of oil and gas properties.

    These interim financial statements have been prepared assuming the Company will continue on a going-concern basis. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise additional financing to eliminate its working capital and capital deficiencies.

2. **ACCOUNTING PRINCIPLES AND USE IF ESTIMATES**

    The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated May 31, 2002. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the nine months ended February 28, 2003 are stated utilizing the same accounting policies, and the methods of application of those policies are consistent with, those reflected in the Company's most recent annual financial statements, but these interim figures are not necessarily of the results to be expected for the fill year.

3. **BASIS OF ACCOUNTING**

    These financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States. References to the Company included herein are inclusive of the company.

4. **DEFERRED OIL AND GAS COSTS**

	Provost	Elkhorn	Total
	$	$	$
Acquisition costs	31,352	19,900	51,252
Exploration costs	–	11,207	11,207
Total Deferred Oil and Gas Costs	31,352	31,107	62,459

(Expressed in Canadian Dollars)

4. **DEFERRED OIL AND GAS COSTS** *(continued)*

(a) Elkhorn Property, Manitoba

During the year ended May 31,2002, and as amended during the nine month period ended February 28, 2003, the Company entered into an agreement to acquire a 100% working interest in certain oil leases located near Brandon, Manitoba, subject to a non-convertible overriding royalty of 7.5% and landowner royalties. To earn its interest, the Company paid $5,000, and an additional $4,000 to defer the drilling of a test well to February 15, 2003. The Company did not commence drilling of the test well by this date. Consequently, it is required to pay a further $10,900, which amount is accrued as a liability as at February 28, 2003.

The Company granted an option to Lund Ventures Ltd. ("Lund") whereby Lund can earn 25% of the Company's interest in this property in this property by paying $7,500 to the Company (received), a further $7,500 upon Lund completing a minimum $100,000 private placement financing , and 1/3 of all exploration and development costs incurred by the Company on the property. During the nine month period ended February 28, 2003, Lund gave notice to the Company of termination of the agreement and requested the Company the refund the initial payment of $7,500. The Company has not accepted the termination by Lund and is reviewing its available remedies.

(b) Provost Property, Alberta

During the nine month period ended February 28, 2003, the Company purchased a 100% interest in an oil well and a 15% interest in a gas well located in Alberta for cash consideration of $30,000.

5. **DEFERRED COSTS**

UNITED SATES PROPERTY
Bonanza King Property, California

The Company has an interest in one patented mining claim (previously six claims) in the Trojan Mining District in San Bernardino Country, California. In fiscal 1999, the deferred costs were written down to one dollar based on management's determination that the recoverability of the related costs was uncertain.

6. **LOANS PAYABLE**

The loans payable are non-interest bearing, unsecured and have no fixed terms for repayment.

(Expressed in Canadian Dollars)

7. SHARE CAPITAL

(a) Authorized share capital consists of 100,000,000 common shares without par value.

(b) Issued and outstanding

	Number of Shares	$
Issued at May 31, 2001 and 2002	1,878,545	6,999,464
Issued for cash pursuant to public offering (Note 6(c))	4,000,000	501,624
Issued for cash pursuant to private placements(Note 6(d))	5,581,818	570,000
Issued at February 28, 2003	11,460,363	8,071,088

(c) During the nine month period ended February 28, 2003, the Company issued 4,000,000 units for net cash proceeds of $501,624 (net of commissions and issue costs of $98,376), pursuant to a public offering. Each unit consists of one share and one transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share at an exercise price of $0.16 per share until January 31, 2005.

The offering includes 2,000,000 units, representing cash proceeds of $300,000, issued on a flow-through basis as to the share only. Under the terms of the flow-through agreements entered into, the Company agreed to conduct exploration work in Canada and transfer the related tax deductions to the investors. The investors will not acquire any interest in the resource property.

In addition, the agent was granted non-transferable share purchase warrants to purchase up to 800,000 shares at an exercise price of $0.16 per share until January 31, 2005.

As at February 28, 2003, all warrants granted under this offering remain outstanding.

(d) During the nine month period ended February 28, 2003, the Company issued shares pursuant to private placements as follows:

i) the Company issued 1,800,000 units for $180,000. Each unit consists of one share and non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share, of which 140,000 of the issued units have warrants exercisable at $0.15 per share until June 26, 2004, and the balance of 1,660,000 units have warrants exercisable at $0.15 per share until November 14, 2004. As at February 28, 2003, all of these warrants remain outstanding;

(Expressed in Canadian Dollars)

7. SHARE CAPITAL *(continued)*

ii) the Company issued 2,600,000 units for cash of $260,000. Each unit consists of one share and non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share at an exercise price of $0.12 per share until November 14, 2004. As at February 28, 2003, all of these warrants remain outstanding.

iii) the Company issued 1,181,818 shares for cash of $130,000.

(e) A summary of the Company's warrants at February 28, 2003 and the changes for the period is presented below:

	Warrants Outstanding	Weighted Average Exercise price	Weighted Average Remaining Contractual Life
Beginning of Period	-		
Granted	8,400,000	$ 0.15	
Exercised	-		
End of period	8,400,000	$0.15	21.43 months

(f) As at February 28, 2003, the Company has no stock options outstanding.

8. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a) Related party transactions during the periods noted consists of:

	Nine months ended February 28, 2003	Nine months ended February 28, 2002
	$	$
Management fees incurred with directors	43,406	15,000
Accounting fees incurred with an officer	8,042	-
Rent incurred with companies related by common directors	23,369	-

b) Due from related parties is due from companies related by a director and on officer in common.

c) Due to related parties to directors and an officer, and companies related by former directors in common.

9.   **SUBSEQUENT EVENTS**

Subsequent to February 28, 2003:

i) the Company issued 950,000 shares for cash of $144,350 on the exercise of warrants; and

ii) the Company purchased a production unit of 50 barrels of oil per day equivalent (boe/d) in the Alliance field, located in east-central Alberta. The Company paid cash of $475,000 and is required to issued 180,000 shares to the vendor.

In addition, the Company may pay a finder's fee in connection with the transaction.

The purchase transaction and finder's fee are subject to regulatory acceptance.

10.   **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**

Under Canadian GAAP, exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the deferred costs are written-off. Under U.S. GAAP, all costs must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items provide a summary of the impact on line items only in these financial statements that would result from the application of U.S. accounting principles to deferred costs.

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the net present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs discounted of unproved properties net of impairment, and less the effect of income taxes. Any excess capitalized costs are written-off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

(Expressed in Canadian Dollars)

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

		February 28,	
		2003	2002
		$	$
a)	Assets		
	Deferred Costs	110,232	-
	Exploration advances following Canadian GAAP	62,459	-
	Deferred oil and gas costs following Canadian GAAP		
	Deferred costs following Canadian GAAP	1	1
	Less deferred costs	(141,340)	(1)
	Deferred costs following U.S. GAAP	31,352	-
b)	**Deficit**		
	Closing deficit under Canadian GAAP	(7,567,610)	(7,328,626)
	Adjustment to deficit for deferred costs expensed, net of option proceeds received under U.S. GAAP	(141,340)	(1)
	Closing deficit under U.S. GAAP	(7,708,950)	(7,328,627)
c)	**Operations**		
	Net loss following Canadian GAAP	(203,145)	(110,475)
	Deferred costs expensed under U.S. GAAP	(134,232)	-
	Net loss under U.S. GAAP	(337,377)	(110,475)
d)	**Cash Flows – Operating Activities**		
	Cash applied to operations under Canadian GAAP	(369,681)	(140,516)
	Add net loss following Canadian GAAP	203,145	110,475
	Less net loss following U.S. GAAP	(337,377)	(110,475)
	Cash applied to operations under U.S. GAAP	(503,913)	(140,516)
e)	**Cash Flows – Investing Activities**		
	Cash applied under Canadian GAAP	(165,584)	-
	Add cash deferred costs expensed under U.S. GAAP	134,232	-
	Cash applied to investing activities under U.S. GAAP	31,352	-

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP IMPACTING FINANCIAL STATEMENT LINE ITEMS

f) Loss Per Share

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	February 28, 2003	
	2003	2002
	$	$
Numerator : Net loss for the year under U.S. GAAP	(337,377)	(110,475)
Weighted-average number of shares under Canadian GAAP is the same as basic and diluted loss per share under U.S. GAAP.	4,456,100	1,878,545
	$ (0.08)	$ (0.07)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Austin Developments Corp.</u>
Registrant

Dated: <u>June 27, 2003</u>   By /s/ <u>Patrick Power</u>
                               Patrick Power, President/Director

Dated: <u>June 27, 2003</u>   By /s/ <u>Glenn Greig</u>
                               Glenn Greig, CFO/Corporate Secretary

CERTIFICATIONS

I, Patrick Power, certify that:

1. The registrant's other certifying officers and I have reviewed this Registration Statement on Form 20-F of Austin Developments Corp.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Registration Statement;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Registration Statement is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Registration Statement (the "Evaluation Date"); and
   c) presented in this Registration Statement my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Registration Statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003   /s/ Patrick Power
                         Patrick Power, President, CEO and Director

CERTIFICATIONS

I, Glenn Greig, certify that:

1. The registrant's other certifying officers and I have reviewed this Registration Statement on Form 20-F of Austin Developments Corp.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Registration Statement;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Registration Statement is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Registration Statement (the "Evaluation Date"); and
   c) presented in this Registration Statement my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Registration Statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003   /s/ Glenn Greig
                          Glenn Greig, CFO and Corporate Secretary

EXHIBIT 3.1

<center>DUPLICATE</center>



BRITISH
COLUMBIA

<center>

CERTIFICATE
OF
CHANGE OF NAME
COMPANY ACT

I Hereby Certify that

HAYDEN RESOURCES LTD.

has this day changed its name to

AUSTIN DEVELOPMENTS CORP.

</center>

                            Issued under my hand at Victoria,
                            British Columbia on March 14, 2000

    {seal}

                            JOHN S. POWELL
                            Registrar of Companies
                            PROVINCE OF BRITISH COLUMBIA CANADA
                            British Columbia

FORM 19
(Section 348)
PROVINCE OP BRITISH COLUMSIA

Certificate of
Inc. No. 189456

COMPANY ACT
SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY: HAYDEN RESOURCES LTD.
DATE RESOLUTION PASSED: NOVEMBER 10, 1999

RESOLUTION:

"IT WAS RESOLVED AS A SPECIAL RESOLUTION, THAT the name of the Company be changed from Hayden Resources Ltd. to "AUSTIN DEVELOPMENTS CORP.".

IT WAS **RESOLVED**, AS A SPECIAL RESOLUTION, THAT the Memorandum of the Company be altered by deleting paragraph 1 which states:

'1. The name of the Company is Hayden Resources Ltd.'
and the following substituted therefor:
1. The name of the Company is Austin Developments Corp.'

IT WAS RESOLVED, AS A SPECIAL RESOLUTION, THAT the authorized capital be altered by consolidating all 20,000.000 shares without par value of which 7,514,181 shares are issued as fully paid and non-assessable into 5,000,000 shares without par value of which 1,878,545.25 are issued as fully paid, every four (4) of such shares before consolidation being consolidated into one (1) share.

IT WAS RESOLVED, AS A SPECIAL RESOLUTION, THAT the authorized capital be increased from 5,000,000 shares without par value of which 1,878,545.25 are issued as fully paid and non-assessable into 100,000,000 shares without par value of which 1,878,545.25 shares are issued as fully paid and non-assessable.

IT WAS RESOLVED, AS A SPECIAL RESOLUTION, THAT the Company adopt a new Memorandum in the form attached hereto.

Certified a true copy the 9th day of March, 2000.

(Signature) ______________________
(Relationship to Company) Solicitor



FILED AND REGISTERED
MAR 14 2000
REGISTRAR OF COMPANIES

70

SCHEDULE ATTACHED TO AND FORMING A PART OF A SPECIAL RESOLUTION OF HAYDEN RESOURCES LTD. PASSED ON THE 10TH DAY OF NOVEMBER, 1999

COMPANY ACT

ALTERED MEMORANDUM

1.   The name of the Company is <u>AUSTIN DEVELOPMENTS CORP.</u>

2.   The authorized capital of the Company consists of 100,000,000 common shares without par value.

I hereby certify that

WEACO RESOURCES LTD.

has this day changed its name to

FORM 21

(Section 371 Company Act)

PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation
No. 189458

SPECIAL RESOLUTION

The following special resolutions were passed by **Weaco Resources Ltd.** on the 5th day of November, 1992:

"RESOLVED THAT:

The Company change its name to Hayden Resources Ltd.

The authorized capital of the Company be altered by consolidating all of the 20,000,000 common shares without par value, of which 6,574,473 common shares are issued and fully paid, into 6,666,666.67 common shares without par value, of which 2,191,491 are issued and fully paid, every 3 of such shares before consolidation being consolidated into 1 share AND THAT the authorized capital of the Company be increased from 6,666,666.67 to 20,000,000 common shares without par value and Paragraph 2 of the Memorandum be altered accordingly."

A copy of the Memorandum as altered by the above resolutions is attached hereto.

CERTIFIED a true copy **this 26th day of August 1993.**



(Signature)

Director
(Relationship to Company)

FILED AND REGISTERED
1226-75481
1 AUG 31 1993
REGISTRAR OF COMPANIES

COMPANY ACT

ALTERED MEMORANDUM OF
HAYDEN RESOURCES LTD.

(the "Company" as altered by Special Resolution dated 5 November 1992 changing the name and increasing the capital of the Company)

1. The name of the Company is "HAYDEN RESOURCES, LTD."

2. The authorized capital of the Company consists of 20,000,000 common shares without par value.

FORM 20
(Section 370)
PROVINCE OP BRITISH COLUMSIA

Certificate of
Inc. No. 189456

COMPANIES ACT
SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: WEACO RESOURCES LTD
Date Resolution Passed: September 19, 1983

Resolution:

RESOLVED AS SPECIAL RESOLUTIONS THAT:

1. (a) the authorized capital of the Company be increased from 5,000,000 common shares without par value, of which 4,294,622 shares are issued to 20,000.000 common shares without par value, of which 4,294,622 are issued;

(b) paragraph 2 of the Memorandum be altered to read:

"2. The authorized capital of the Company consists of 20,000,000 common shares without par value."

(c) the Memorandum be in the form attached hereto and marked Schedule A, so that the altered Memorandum complies with the Company Act.

Certified a true copy the 20th day of September, 19 83.

(Signature) [signature]

Director
(Relationship to Company)



LED AND REGISTERED
SEP 26 1983
A. Jorre de St. Jorre
GISTRAR OF COMPANIES

NOTE—
(a) Insert text of special resolution.
(b) See section 1 (1) for definition of "special resolution".

RECEIVED
SEP 23 1983
REGISTRAR OF COMPANIES

75

ALTERED

SCHEDULE "A"

Attached to Special Resolution of Weaco Resources Ltd. passed by the Company on September 19, 1983 pursuant to Part 8 of the Company Act.

FORM 1

(Section 5)

COMPANY ACT

MEMORANDUM

(ALTERED)

We wish to be formed into a Company with limited liability under the "Company Act" in pursuance of this Memorandum.

1. The name of the Company is "WEACO RESOURCES LTD."

2. The authorized capital of the Company consists of 20.000,000 common shares without par value.

3. We agree to take the number at shares in the Company set opposite our names.

Full Name, Resident Address & Occupation of Subscriber	Number of Shares Taken by Subscriber
Total shares taken	

DATED at Vancouver, British Columbia, this ____ day of ______________, 19 ___ .



FILED AND REGISTERED

SEP 26 1983

M. A. Jorre de St. Jorre
REGISTRAR OF COMPANIES

CANADA:
Province of British Columbia.



No. 189,456

"Companies Act"

I hereby certify that

WEACO RESOURCES LTD.

has this day been incorporated under the "Companies Act."



GIVEN under my hand and Seal of office at Victoria,

Province of British Columbia, this ...-17TH-   day

of .... April   , one thousand nine

hundred and   seventy-nine

L. G. HUCK
Deputy Registrar of Companies.

R.C. 32-0

189,456
FEES: 131,00

COMPANIES ACT
WEACO RESOURCES LTD.

MEMORANDUM

ALTERED

I wish to be formed into a company with limited liability under the Companies Act in pursuance of this Memorandum.

1. The name of the Company is 'WEACO RESOURCES LTD."

2. The authorized capital of the Company consists of Five Million (5,000,000) common shares without par value.

3. I agree to take the number and class of shares in the Company set opposite my name.

Full Name, Resident Address & Occupation of Subscriber	Number and Class of Shares Taken by Subscriber
/s/ Kenneth Alan Gracey ______________________________ Kenneth Alan Gracey 7591 Broadmoor Boulevard Richmond B.C. Barrister & Solicitor	ONE (1) Common share
TOTAL SHARES TAREN	ONE (1) COMMON SHARE

DATED the 21st day of March 1979
WITNESS TO ABOVE SIGNATURE:

/s/ Theresa Loh
____
Theresa Loh
1504 - 1330 Harwood Street,
Vancouver, B.C.
Legal Secretary

WEACO RESOURCES LTD.
ARTICLES

TABLE OF CONTENTS

"COMPANIES ACT"

ARTICLES
- of -
WEACO RESOURCES LTD.

PART I - INTERPRETATION

1.1   In these Articles, unless the context otherwise requires:

    (a)   "Board of Directors" or "Board" means the directors of the Company for the time being;

    (b)   "Companies Act" means the Companies Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

    (c)   "directors" means the directors of the Company for the time being;

    (d)   "month" means calendar month;

    (e)   "ordinary resolution" has the meaning assigned thereto by the Companies Act;

    (f)   "register" means the register of members to be kept pursuant to the Companies Act;

    (g)   "registered address" of a member shall be his address as recorded in the register;

    (h)   "registered address" of a director means his address as recorded in the Company's register of directors to be kept pursuant to the Companies Act;

    (i)   "seal" means the common seal of the Company, if the Company has one;

    (j) "special resolution" has the meaning assigned thereto by the Companies Art

{stamp indicating filed/registered April 17, 1979}

1.2   Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3   Words importing the singular include the plural and vice versa; and words importing a male person include a female person and a corporation.

1.4   The definitions in the Companies Act shall with the necessary changes and so far as applicable apply to these Articles.

1.5   The regulations contained in Table A in the First Schedule to the Companies Act shall not apply to the Company.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1   Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him or upon paying a sum not exceeding the amount permitted by the Companies Act, as the directors may from time to time determine, several certificates each for one or more of those shares; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the post by registered prepaid mail to the member entitled thereto at his registered address, and the Company shall not be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the post or stolen.

2.2   If a share certificate:

    (a)   is worn out or defaced, the directors may, upon production to them of that certificate and upon such other terms if any, as they may think fit, order the certificate to be cancelled and may issue a new certificate in lieu thereof;

    (b)   is lost, stolen or destroyed, -then upon proof thereof to the satisfaction of the directors and upon such indemnity, if any, as the directors deem adequate being given, a new share certificate in place thereof shall be issued to the person entitled to the lost, stolen or destroyed certificate, or

    (c)   represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue registered in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in place thereof certificates in accordance with the request.

A sum, not exceeding that permitted by the Companies Act, as the directors may from time to time fix, shall be paid to the Company for each certificate issued under this Article.

2.3   Except as required by law or statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not he bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

2.4   Every share certificate shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and a certificate signed in either of those fashions shall be as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced on a share certificate has ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.5   Save as provided by the Companies Act, the Company shall not give financial assistance by means of a loan, guarantee, the provision of security or otherwise for the purpose of or in connection with the purchase of or subscription by any person for shares or debt obligations issued by the Company or an affiliate of the Company or upon the security, in whole or in part, of a pledge or other charge upon the shares or debt obligations issued by the Company or an affiliate of the Company.

2.6   Every share certificate issued by the Company shall be in such form as the directors approve and shall comply with the Companies Act.

2.7   The certificates of shares registered in the name of two or more persons shall be delivered to the person first named on the register.

PART 3 - ISSUE OF SHARES

3.1   Subject to the Companies Act, and to these Articles, and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase of capital, the issue of shares, whether in the original or any increased capital of the Company, shall be under the control of the directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, allot or otherwise dispose of, and/or grant options on, shares authorized but not yet issued at such times and to such persons, including directors, and in such manner and upon such terms and conditions, and at such price or for such consideration, as the directors, in their absolute discretion, may determine.

3.2   Unless the Company is a reporting company, before allotting any shares of the Company, the directors shall first offer those shares pro rata to the members; but if there are classes of shares, the directors shall first offer the shares to be allotted pro rata to the members holding shares of the class proposed to be allotted and if any shares remain, the directors shall then offer the remaining shares pro rata to the other members. The offer shall be made by notice specifying the number of shares offered and limiting a time, which shall be not less than seven days, for acceptance. After the expiration of the time for acceptance or on receipt of written confirmation from the person to whom the offer is made that he declines to accept the offer, and if there are no other members holding shares who should first receive an offer, the directors may for three months thereafter offer the shares to such persons and in such manner as they think most beneficial to the Company; but the offer to those persons shall not be at a price less than, or on terms more favourable than, the offer to the members.

3.3   The Company may, by resolution of the directors, pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares provided that the rate of the commission or discount shall not in the aggregate exceed 25 percent of the subscription price of such shares, or an amount equivalent to such percentage.

The Company may also pay such brokerage as may be lawful.

3.4   Except as permitted by Article 3.3 the Company shall not apply any of its shares or capital money, either directly or indirectly, in payment of any commission, discount or allowance to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions whether absolutely or conditionally, for shares in the Company.

3.5   No share may be issued until it is fully paid by the receipt by the Company of the full consideration there-for in cash, property or past services actually performed for the Company. A document evidencing indebtedness of the person to whom the shares arc allotted is not property for the purpose of this Article. The value of property and services for the purpose of this Article shall be the value determined by the directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

PART 4 - SHARE TRANSFERS

4.1   Subject to the restrictions, if any, set forth in these Articles, any member may transfer his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's form of share certificates, or in any form which the directors may approve. If the directors so require, each instrument of transfer shall be in respect of only one class of share.

4.2   Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration. The transferor shall remain the holder of the share until the name of the transferee is entered on the register in respect of that share.

4.3   The signature of the registered owner of any shares, or of his duly authorized attorney, upon the instrument of transfer constitutes an authority to the Company to register the shares specified in the instrument of transfer in the name of the person named in that instrument of transfer as transferee or, if no person is so named, then in any name designated in writing by the person depositing the share certificate and the instrument of transfer with the Company or its agents.

4.4   The Company, and its directors, officers and agents are not bound to enquire into any title of the transferee of any shares to be transferred, and are not liable to the registered or any intermediate owner of those shares, for registering the transfer.

PART 5 - TRANSMISSION OF SHARES

5.1   In the case of the death of a member the legal personal representative of the deceased shall be the only person recognized by the Company as having any title to or interest in the shares registered in the name of the deceased. Before recognizing any legal personal representative the directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.2   Any person who becomes entitled to a share as a result of the death or bankruptcy of any member, upon producing the evidence required by the Companies Act, or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, upon producing such evidence as the directors think sufficient that he is so entitled, may be registered as holder of the share or may transfer the share.

PART 6 - ALTERATION OF CAPITAL

6.1   The Company may by ordinary resolution filed with the registrar amend its memorandum to increase the share capital of the Company by:

> (a)   creating shares with par value or shares without par value, or both;
>
> (b)   increasing the number of shares with par value or shares without par value, or both;
>
> (c)   increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2   The directors may by resolution determine the price or consideration at or for which shares without par value may be allotted or issued.

6.3   Except as otherwise provided by conditions imposed at the time of creation of any new shares or by these Articles, any addition to the authorized capital resulting from the creation of new shares shall be subject to the provisions of these Articles.

6.4   Unless these Articles elsewhere specifically otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares.

PART 7 – PURCHASE OR REDEMPTION OF SHARES.

7.1   Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the directors and in compliance with the Companies Act, purchase any of its shares at the price and upon the terms specified in such resolution, but no such purchase shall be made if the Company is insolvent at the time of the proposed purchase or the proposed purchase would render the Company insolvent. Unless the Company is purchasing the shares from a dissenting member pursuant to the Companies Act, or through a stock exchange, the Company shall make its offer to purchase pro rata to every member who holds shares of the class proposed to be purchased. The shares so purchased by the Company may be sold by it but the Company shall not exercise any vote in respect of these shares while they are held by the Company.

7.2   Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the directors and in compliance with the Companies Act, redeem any of its shares of a particular class or kind that have a right of redemption attached there to upon the terms specified in such resolution and such redemption need not be made pro rata among every member who holds shares of the class or kind to be redeemed. No such redemption shall be made if the Company is insolvent at the time of the proposed redemption or the proposed redemption would render the Company insolvent. The shares so redeemed by the Company may be issued by it but the Company shall not exercise any vote in respect of these shares while they are held by the company.

PART 8 - BORROWING POWERS

8.1   The directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures, or any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future.

8.2   The directors may make any debentures, bonds or other debt obligations issued by the Company by their terms, assignable free from any equities between the Company and the person to whom they may be issued, or any other person who lawfully acquires the same by assignment, purchase, or otherwise, howsoever.

8.3   The directors may authorize the issue of any debentures, bonds or other debt obligations of the Company at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

8.4   The Company shall keep or cause to be kept in accordance with the Companies Act
     (a)   a register of its debentures and debt obligations, and
     (b)   a register of the holders of its bonds, debentures and other debt obligations,
and subject to the provisions of the Companies Act may keep or cause to be kept one or more branch registers of the holders of its bonds, debentures, or other debt obligations within or without the Province of British Columbia as the directors may from time to time determine and the directors may by resolution, regulations or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.5   Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent, or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and a bond, debenture or other debt obligation signed in either of those fashions shall be as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced on such bond, debenture or other debt obligation has ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

PART 9 - GENERAL MEETINGS

9.1   Subject to Article 9.2 and to the Companies Act the first annual general meeting shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting, and place as the directors shall appoint. In default of the meeting being so held, the meeting shall be held in the month next following and may be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the directors.

9.2   If the Company is not a reporting company and if all members entitled to attend and vote at the annual general meeting of the Company consent in writing each year to the business required to be transacted at the annual general meeting, that business shall be as valid as if transacted at an annual general meeting duly convened and held and, it is not necessary for the Company to hold an annual general meeting that year.

9.3   Every general meeting, other than an annual general meeting, shall be called an extraordinary general meeting.

9.4   The directors may whenever they think fit, and they shall, promptly on the receipt of a requisition of a member or members of the Company representing not less than one-twentieth of such of the issued shares in the capital of the Company as at the date of the requisition carry the right of voting in all circumstances at general meetings, call a general meeting of the Company.

9.5   Any such requisition, and the meeting to be called pursuant thereto, shall comply with the provisions of the Companies Act.

9.6   Not less than 21 days' notice of any general meeting specifying the time and place of meeting, and in case of special business, the general nature of that business shall be given in the manner mentioned in Part 21, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice thereof has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive such notice from the Company, but the accidental omission to give notice of any meeting to, or the non-receipt of any such notice by, any of such persons shall not invalidate any proceedings at that meeting.

9.7   Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

9.8   Where any special business includes the presenting, considering, approving, ratifying or authorizing of the execution of any document, then the portion of any notice relating to such document shall be sufficient if the same states that a copy of the document or proposed document is or will be available for inspection by members at a place in the Province of British Columbia specified in such notice during business hours in any specified working day or days prior to the date of the meeting.

PART 10 - PROCEEDINGS AT GENERAL MEETINGS

10.1   The following business at a general meeting shall be deemed to be special business:

    (a)   all business at an extraordinary general meeting, and

    (b)   all business that is transacted at an annual general meeting, with the exception of the consideration of the financial statement and the report of the directors and auditors, the election of directors, the appointment of the auditors and such other business as, under these Articles, ought to be transacted at an annual general meeting, or any business which is brought under consideration by the report of the directors.

10.2   Save as otherwise herein provided a quorum for a general meeting shall be: two members or proxy holders representing two members, or one member and a proxy holder representing another member, personally present at the commencement of the meeting and holding or representing by proxy not less than one-tenth of the issued shares of a class of shares the holders of which are entitled to attend and to vote at such meeting; unless the Company has only one member, in which case the quorum shall be one member.

10.3   No business, other than the election of a chairman and the adjournment of the meeting shall be transacted at any general meeting unless the quorum requisite was present at the commencement of the meeting.

10.4   If within 1/2 hour from the tine appointed for a meeting a quorum is not present, the meeting it convened by the requisition of the members, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place. If at such adjourned meeting a quorum is not present within 1/2 hour from the time appointed, the members present shall be a quorum.

10.5   The Chairman of the Board, if any or in his absence the President of the Company shall be entitled to preside as chairman at every general meeting of the company.

10.6   If at any meeting neither the Chairman of the Board, if any, nor the President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the directors present shall choose some one of their number to be chairman. If no director be present or if all the directors present decline to take the chair or shall fail to so choose, the members present shall choose one of their number to be chairman.

10.7   The chairman of the meeting may, with the consent of any meeting at which a quorum is present and shall if so directed by the meeting, adjourn the meeting from tine to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of a general meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

10.8   Subject to the provisions of the Companies Act every question submitted to a general meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, directed by the chairman or demanded by a member entitled to vote who is present in person or by proxy, and the chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the book containing the minutes or the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10.9   No resolution proposed at a meeting need be seconded and the chairman of any meeting shall be entitled to move or second a resolution.

10.10   In case of an equality of votes upon a resolution, the chairman shall , either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which he may be entitled as a member.

10.11   Subject to the provisions of Article 10.12 if a poll is duly demanded as aforesaid, it shall be taken in such manner and at such time within seven days from the date of the meeting and place as the chairman of the meeting directs, and either at once or after an interval or adjournment not exceeding seven days, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded. A demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such dctermination made in good faith shall be final and conclusive.

10.12   A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.13   No poll may be demanded on the election of a chairman of a meeting and a poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

10.14   The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

10.15   Every ballot cast upon a poll and every proxy appointing a proxy holder who cast a ballot upon a poll shall be retained by the secretary for the period and be subject to the inspection as the Companies Act may provide.

PART 11 - VOTES OF MEMBERS

11.1   Subject to any special rights or restrictions for the time being attached to any shares, on a show of hands every member present in person shall have one vote, and on a poll every member, present in person or by proxy, shall have one vote for each share of which he is the holder.

11.2   Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3   Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the -joint members is present at any meeting, personally or by proxy, the joint member present whose name stands first on the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this Article, be deemed joint meters.

11.4   A corporation, not being a subsidiary, that is a member may vote by its proxy holder or by its duly authorized representative, who is entitled to speak and vote, and in all other respects exercise the rights of a member and any authorized representative shall be deemed to be a member for all purposes in connection with any meeting or any class meeting of the Company.

11.5   A member for whom a committee has been duly appointed may vote, whether on a show of hands or on a poll, by his committee and his committee may appoint a proxy holder.

11.6   A member holding more than one share in respect of which who is entitled to vote shall be entitled to appoint one or more proxy holders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxy holder for the same occasion he shall specify the numbers or shares each proxy holder shall be entitled to vote.

11.7   A proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointor or of his attorney duly authorized in writing, or, if such appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorized.

11.8   Any person, having attained the age of eighteen years, may act as a proxy holder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxy holder. The proxy may authorize the person so appointed to act as proxy holder for the appointor for the period, at such meeting or meetings and to the extent permitted by the Companies Act.

11.9   A proxy and the power of attorney or other authority, if any, under which it is signed or a notorially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice calling the meeting, not less than 48 hours before the time for holding the meeting at which the person named in the proxy proposes to vote, or shall be deposited with the chairman of the meeting prior to the commencement thereof. In addition to any other method of depositing proxies provided for in these Articles, the directors may from time to time make regulations permitting the lodging of proxies appointing proxy holders at some place or places other than the place at which a meeting or adjourned meeting of members is to be held and for particulars of such proxies to be cabled or telegraphed or sent in writing before the meeting or adjourned meeting to the Company or any agent of the Company for the purpose of receiving such particulars and providing that proxies appointing a proxy holder so lodged may be voted upon as though the proxies themselves were produced to the chairman of the meeting or adjourned meeting as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.10   A vote given in accordance with the terms of a proxy shall be valid notwithstanding the previous death or insanity of the member or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided no prior notice in writing of the death, insanity, revocation or transfer as aforesaid shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting at which the vote was given.

11.11   Unless, in the circumstances, the Companies Act requires any other form of proxy, a proxy appointing a proxy holder, whether for a specified meeting or otherwise, shall be in the form following, or in any other form that the directors shall approve:

(Name of Company)

The undersigned hereby appoints _____

_____ (or failing him

_____ of _____

as proxy holder for the undersigned to attend at and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the

day of _____ 19
and at any adjournment of that meeting.

   Signed this   day of 19

(Signature of Member)

PART 12 - DIRECTORS

12.1   The management of the business of the Company shall be vested in the directors and the directors may exercise all such powers and do all such acts and things as the Company is, by its Memorandum, these Articles, or otherwise, authorized to exercise and do, and which are not by these Articles or by statute or otherwise lawfully directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of all laws affecting the Company and of these Articles and to any regulations not being inconsistent with these Articles which shall from time to time be made by the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the directors that would have been valid if that regulation had not been made.

12.2   The subscribers to the memorandum are the first directors. The directors to succeed the first directors and the number of directors may be determined in writing by a majority of the subscribers to the Memorandum. The number of directors may be changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but shall never be less than one while the Company is not a reporting company and three while the Company is a reporting company.

12.3   A director shall not be required to have any share qualification but any person not being a member of the Company who becomes a director shall be deemed to have agreed to be bound by the provisions of these Articles to the same extent as if he were a member of the Company.

12.4   The remuneration of the directors as such may from time to time be determined by the members, unless by ordinary resolution the directors are authorized to determine their remuneration, such remuneration to be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. The directors shall be repaid such reasonable expenses as they may incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, an'; other remuneration that he may be entitled to receive, and the same shall be charged as part of the ordinary working expenses. Unless otherwise determined by ordinary resolution the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependants and! may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.5   The directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these Articles, and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

12.6   A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or transaction with the Company shall declare the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Companies Act. A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken. Subject to the Companies Act, the foregoing shall not apply to

(a)   any contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan, or

(b)   any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director, or

(c)   any contract by a director to subscribe for shares, debentures or debt obligations to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly interested in the contract, arrangements or transaction, or

(d)   if authorized by ordinary resolution pursuant to Article 12.4, the remuneration of the directors.

Subject to the Companies Act the foregoing prohibitions and exceptions thereto may from time to time be suspended or amended to any extent by ordinary resolution, either generally or in respect of any particular contract, arrangement or transaction or for any particular period.

12.7   A director may hold any office or place of profit under the Company, other than auditor, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine. Subject to compliance with the Companies Act, no director or intended director shall be disqualified by his office from contracting with the Company either with regard to his tenure or any such office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the Companies Act, no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested shall be liable to be avoided.

12.8   Any director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

12.9   Any director may, from time to time, appoint any person who is approved by resolution of the directors to be his alternate director. The appointee, while he holds office as an alternate director, shall be entitled to notice of meetings of the directors and, in the absence of the director for whom he is an alternate, to attend and vote and be counted for a quorum thereat as a director. If an alternate director is a director, he shall be entitled to a vote as an alternate director in addition to his vote as a director. An alternate director, ipso facto, vacates office as an alternate director if and when the appointing director vacates office as a director or revokes the appointment of his alternate director, and any such appointment, removal or revocation shall be made in writing or by telegram or by cable to be delivered or addressed, postage and other charges prepaid to the registered office of the Company.

PART 13 - TERMINATION OF DIRECTORSHIP OF DIRECTORS

13.1   The directorship of a director shall, be immediately terminated:

   (a)   if he is found to be incapable of managing his own affairs by reason of mental infirmity;

   (b)   if he becomes bankrupt;

   (c)   if by notice in writing to the Company at its registered office he resigns;

   (d)   if he is removed pursuant to Article 14.2;

   (e)   if he is convicted within or without the Province of an offence

             (i) in connection with the promotion, formation or management of a corporation; or

             (ii) involving fraud; or

   (f)   if he ceases to be qualified to act as a director under the Companies Act.

PART 14 - RETIREMENT AND ELECTION OF DIRECTORS

14.1   At each annual general meeting of the Company all the directors shall retire and the Company shall elect a Board of Directors consisting of the number of directors for the time being fixed pursuant to these Articles. If in any calendar year the Company does not hold an annual general meeting, the directors appointed at the last annual general meeting of the Company shall be deemed to have been elected or appointed as directors on the last day on which the meeting could have been held pursuant to the Companies Act and the directors so appointed or elected may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

14.2   The Company may by special resolution remove any director and, by ordinary resolution, appoint another person in his stead. Any director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for re-election at such meeting.

14.3   The directors shall have power at any time and from time to time to appoint any person as a director, to fill a casual vacancy on the Board or a vacancy resulting from an increase of the number of directors necessitated by the Companies Act upon the Company becoming a reporting company. Any director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for re-election at such meeting.

PART 15 - PROCEEDINGS OF DIRECTORS

15.1   The directors may meet together at such places as they think fit for the for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings, as they see fit. The directors may from time to time fix the quorum necessary for the transaction of business and unless so fixed such quorum shall be a majority of the Boards. The Chairman of the Board, if any or in his absence the President of the Company, shall be chairman of all meetings of the Board, but if at any meeting neither the Chairman of the Board, if any, nor the President shall be present within 30 minutes after the time appointed for the holding the same or if both the Chairman of the Board and the President, being present decline to act, the directors present may choose some one of their number to be chairman at such meeting. A director interested is to be counted in a quorum notwithstanding his interest.

15.2   A director may at any time, and the Secretary, upon the written request of a director, shall call a meeting of the directors. Notice thereof specifying the time and place of such meeting shall be mailed, postage prepaid, addressed to each of the directors at his registered address at least 48 hours before the time fixed for the meeting or such lesser period as may be reasonable under the circumstances, or such notice may be given to each director either personally or by leaving it at his usual business or residential address or by telephone, telegram, telex or other method of transmitting visually recorded messages, at least 48 hours before such time or such lesser period as may be reasonable under the circumstances. It shall not be necessary to give to any director notice of meeting of directors immediately following a general meeting at which such director has been elected or notice of a meeting of directors at which such director shall have been appointed. Accidental omission to give notice of a meeting of directors to, or the non-receipt of notice by, any director, shall not invalidate the proceedings at that meeting.

15.3   A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the authorities, power and discretions for the time being vested in or exercisable by the directors.

15.4   The continuing directors may act notwithstanding any vacancy in their body, and any vacancy which occurs may be filled for the unexpired term by the continuing directors.

15.5   If and so long as the number of directors is reduced below the number fixed pursuant to these Articles as the necessary quorum of directors, the continuing directors or director may act for the purpose of filling any vacancies up to that number, or for the purpose of summoning a general meeting of the Company, but for no other purpose.

15.6   The directors may delegate any but not all of their powers to committees consisting of such of the directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the directors, and shall report every act or thing done in exercise of such powers to the earliest meeting of the directors to be held next after the same shall have been done.

15.7   A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meetings the chairman is not present within 30 minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

15.8   The members of a committee may meet and adjourn as they think proper. Questions arising at any meeting shall be determined by a majority of votes of the meters present and in case of an equality of votes the chairman shall have a second or casting vote.

15.9   All acts done by any meeting of the directors or by a committee of directors or by any person acting as a director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

15.10   For the first meeting of the Board to be held immediately following the appointment or election of a director or directors at an annual or general meeting of shareholders or for a meeting of the Board, at which a director is appointed to fill a vacancy in the Board, no notice of such meetings shall be necessary to the newly elected or appointed director or directors in order for the meeting to he duly constituted, provided that a quorum of directors is present.

15.11   Any director of the Company who may be absent either temporarily or permanently from the Province of British Columbia may file at the office of the Company a waiver of notice which may be by letter, telegram or cable of any meeting of the directors and may at any time withdraw such waiver, and until such waiver is withdrawn, no notice of meetings of directors shall be sent to such director, and any and all meetings of the directors of the Company, notice of which shall not have been given to such director, shall, provided a quorum of the directors is present, be valid and binding upon the Company.

15.12   Questions arising at any meeting of the directors shall be decided by a majority of votes. In case an equality of votes the Chairman shall have a second or casting vote.

15.13   A resolution in writing, signed by each director or his alternate shall be as valid and effectual as if it had been passed at a meeting of directors duly called and held. Such resolution may be in one or more counterparts each signed by one or more directors or alternate directors which together shall be deemed to constitute one resolution in writing.

PART 16 - OFFICERS

16.1   The Board of Directors shall from time to time appoint a President, a Secretary and such other officers of the Company as it may determine, none of whom, save the Chairman of the Board, if any, and the President, need be directors. Unless the Company has only one member, the President and the Secretary shall be different persons.

16.2   All appointments of officers shall be made upon such terms and conditions and at such remuneration, whether by way of salary, fee, commission, participation in profits, or otherwise, as the directors may determine, and every such appointment shall be subject to termination at the pleasure of the directors unless otherwise fixed by contract.

16.3   Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 17 – MINUTES, DOCUMENTS AND RECORDS

17.1   The directors shall cause minutes to be duly entered in books provided for the purposes:

   (a)   of all appointments of officers;
   (b)   of the names of the directors or their alternates present at each meeting of directors and of any committee of directors;

   (c)   of all orders made by the directors or committees of directors;

   (d)   of all resolutions and proceedings of general meetings of the Company and of all meetings of the directors and of committees of directors.

17.2   The directors shall cause the Company to keep at its records office or at such other place as the Companies Act may permit, the documents, copy documents, registers, minutes, and records which the Company is required by the Companies Act to keep at its records office or other such place.

PART 18 - EXECUTION OF DOCUMENTS

18.1   The directors may provide a common seal for the Company and for its use and the directors shall have power from time to time to destroy the same and substitute a new seal in place thereof.

18.2   Subject to the provisions of the Companies Act, the directors may provide for use in any other Province, Territory, State, or Country an official seal, which shall have on its face the name of the Province, Territory, States or Country where it is to be used.

18.3   The directors shall provide for the safe custody of the common seal of the Company, if any, which shall not be affixed to any instrument except in the presence of any two directors of the Company by the authority of a resolution of the directors and by such person or persons as may be authorized and by such resolution; and such person or persons shall sign every instrument to which the seal of the Company is affixed in his or their presence; provided that a resolution of the directors directing the general use of the seal, if any, may at any time be passed by the directors and shall apply to the use of the seal until countermanded by another resolution of the directors.

18.4   Subject to Articles 2.4 and 8.5 the signature of any officer of the Company may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced, shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold office at the date of the delivery or issue of such instrument. The term "instrument" as used in this Article shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or. other obligations, certificates of the Company's shares, share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

PART 19 - DIVIDENDS

19.1   The directors may declare dividends and fix the date of record therefor and the date for payment thereof. No notice need be given of the declaration of any dividend.

19.2   Subject to the terms of shares with special rights or restrictions, all dividends shall be declared according to the number of shares held.

19.3   No dividend shall bear interest against the Company.

19.4   The directors may direct payment of any dividend wholly or partly by the distribution of specific assets or of paid-up shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of specific assets, and may determine that cash payments shall be made to a member upon the basis of the value so fixed in place of fractional shares, bonds, debentures or other debt obligations in order to adjust the rights of all parties, and may vest any of those specific assets in trustees upon such trusts for the persons entitled as may seem expedient to the directors.

19.5   Notwithstanding anything contained in these Articles the directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares or any bonds, debentures or other debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

19.6   Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders.

19.7   A transfer of a share shall not pass the right to any dividend declared thereon before the registration of the transfer in the register.

19.8   Notwithstanding any other provisions of these Articles should any dividend result in any shareholders being entitled to a fractional part of a share of the Company, the directors shall have the right to pay such shareholders in place of that fractional share, the cash equivalent thereof calculated on the par value thereof or, in the case of shares without par value, calculated on the price or consideration for which such shares were or were deemed to be issued, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the share holders with respect thereto on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those shareholders at the Company.

19.9   The directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as appropriations from income, which shall at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, either be employed in the business of the Company or be invested in such investments as the directors in their discretion may from time to time determine.

PART 20 - ACCOUNTS

20.1   The directors shall cause records and books of accounts to be kept as necessary to properly record the financial affairs and conditions of the Company and to comply with the provisions of statutes applicable to the Company.

20.2   The directors shall determine the place at which the accounting records of the Company shall be kept and those records shall be open to the inspection of any director during the normal business hours of the Company.

20.3   Unless otherwise determined by ordinary resolution no member who is not a director shall have the right to inspect the accounting records of the Company.

PART 21 — NOTICES

21.1   A notice may be given to any member or director, either personally or by sending it by post to him in a prepaid letter, envelope or wrapper addressed to the member or director at his registered address.

21.2   A notice may be given by the Company to joint members in respect of a share registered in their names by giving the notice to the joint member first named in the register of members in respect of that share.

21.3   A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending ft through the post in a prepaid letter, envelope or wrapper addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to been entitled, or until that address has been so supplied, by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

21.4   Any notice or document sent by post to or left at the registered address of any member shall, notwithstanding that member is then deceased and whether or not the Company has notice of his death, be deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by that deceased member, until some other person is registered in his place as the member or joint member in respect of those shares, and that service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons, if any, jointly interested with him in those shares.

21.5   Any notice sent by post shall be deemed to have been served on the next business day following that on which the letter, envelope or wrapper containing that notice is posted, and in proving service thereof it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and put in a Canadian Government post office, postage prepaid.

21.6   If a number of days' notice or a notice extending over any other period is required to be given, the day of service shall not, unless it is otherwise provided in these Articles, be counted in the number of days or other period required.

21.7   Notice of every general meeting shall be given in the manner authorized by these Articles, to:

     (a)   every member holding a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of the mailing;

     (b)   the personal representative of a deceased member holding a share or shares carrying the right to vote as described in Article 21.7 (a); and

     (c)   the trustee in bankruptcy of a bankrupt member holding a share or shares carrying the right to vote as described in Article 21.7 Ca).

PART 22 - INDEMNIFICATION AND PROTECTION OF DIRECTORS, OFFICERS, EMPLOYEES AND CERTAIN AGENTS

22.1   The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company or by a corporation or other legal entity or enterprise as hereinafter mentioned and whether civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interests of the corporation or other legal entity or enterprise as aforesaid of which he is or was a director, officer, employee or agent, as the case may be, and exorcised the care, diligence and skill of a reasonably prudent person, and with respect to any criminal or administrative, action or proceeding, he had reasonable grounds for believing that his conduct was lawful; provided that the Company shall not be bound to indemnify any such person, other than a director, officer or an employee of the Company (who shall be deemed to have notice of this Article and to have contracted with the Company in the terms hereof solely by virtue of his acceptance of such office or employment) if in acting as agent for the Company or as a director, officer, employee or agent of another corporation or other legal entity or enterprise as aforesaid, he does so by written request of the Company containing an express reference to this Article; and provided further that no indemnification of a director or former director of the Company, or director or former director of a corporation in which the Company is or was a shareholder, shall be made except to the extent approved by the Court pursuant to the Companies Act or any other statute. The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not, of itself, create a presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have reasonable grounds to believe that his conduct was lawful.

22.2   The Company shall indemnify any person other than a director in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an officer, employee or agent for the Company unless such loss, damage, costs or expenses shall arise out of failure to comply with instructions, willful act or default or fraud by such person in any of which events the Company shall only indemnify such person if the directors, in their absolute discretion, so decide or the Company by ordinary resolution shall so direct.

22.3   The indemnification provided by this Part shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any other Part, or any valid and lawful agreement, vote of members or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such person. The indemnification provided by this Article shall not be exclusive of any powers, rights, agreements or undertakings which may be legally permissible or authorized by or under any applicable law. Notwithstanding any other provisions set forth in this Part, the indemnification authorized by this Part shall be applicable only to the extent that any such indemnification shall not duplicate indemnity or reimbursement which that person has received or shall receive otherwise than under this Part.

22.4   The directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

22.5   Subject to the Companies Act, no director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board for the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own willful act or default, negligence, breach of trust or breach of duty.

22.6   Directors may rely upon the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not be responsible for or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

22.7   The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise against any liability incurred by him as a director, officer, employee or agent.

FULL NAME(S), RESIDENT ADDRESS (ES) AND
OCCUPATION(S) OF SUBSCRIBERS

/s/ Kenneth Alan Gracey

_____
Kenneth Alan Gracey
7591 Broadmoor Boulevard
Richmond B.C.
Barrister & Solicitor

DATED at Vancouver, B.C., this 21st day of March,

1979.

WITNESS TO THE above signatures:

/s/ Theresa Loh

_____
Theresa Loh
1504 - 1330 Harwood Street,
Vancouver, B.C.
Legal Secretary

SHORT FORM OFFERING DOCUMENT

Dated: December 9, 2002   Effective Date: January 23, 2003

AUSTIN DEVELOPMENTS CORP.
(the "Issuer")
1473 - 595 Burrard Street
Vancouver, British Columbia V7X 1C4

Agent
Canaccord Capital Corporation
2200 – 609 Granville Street
Vancouver, British Columbia V7Y 1H2

Registrar and Transfer Agent
Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, British Columbia V6C 3B8

$600,000.00
Offering of 4,000,000 Units

This Short Form Offering Document (the "Offering Document") qualifies for distribution up to 4,000,000 units (the "Units") of the Issuer at a price of $0.15 per Unit (the "Offering"), comprised of up to 2,000,000 flow-through Units (the "Flow-Through Units") and the remainder non flow-through Units (the "Non Flow-Through Units"). Each Unit consists of one common share without par value (a "Unit Share") and one transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one non flow-through share (a "Warrant Share") at a price of $0.16 per Warrant Share for a period of 24 months from the Closing. The Warrants will be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the TSX Venture Exchange (the "Exchange"), will be listed and posted for trading on the Exchange. The Unit Share comprised in each Flow-Through Unit will be a "flow-through share" for Canadian federal income tax purposes, and the Warrant comprised in each Flow-Through Unit will be a non flow-through warrant. See "Plan of Distribution" and "Canadian Federal Income Tax Considerations". **No more than half the Units sold may be Flow-Through Units.**

	Number of Units	Price to Public	Agent's Commission(1)(2)	Net Proceeds to the Issuer(3)
Per Unit	1	$0.15	$0.0135	$0.1365 (4)
Flow-Through Units	2,000,000	$300,000	$27,000	$300,000 (4)
Non Flow-Through Units	2,000,000	$300,000	$27,000	$246,000(4)

1. The Issuer has agreed to pay Canaccord Capital Corporation (the "Agent") a cash commission equal to 9% of the gross proceeds of the sale of Units and an administration fee of $7,500.00. The Issuer will pay all of the expenses incurred by the Agent in connection with the Offering. The Agent's cash commission, administration fee and expenses will be paid out of the proceeds from the sale of the Non Flow-Through Units.

2. The Issuer has also agreed to grant to the Agent, upon closing of the Offering, an option (the "Agent's Option") to acquire that number of common shares as is equal to 20% of the number of Units sold pursuant to this Offering, at an exercise price of $0.16 per common share for a period of 24 months following the closing of the Offering. See "Plan of Distribution".

3. After deducting the Agent's commission but before deducting expenses of the Offering, estimated at $20,000.

4. Assuming the Flow-Through Units and Non Flow-Through Units are fully subscribed.

The securities offered hereunder are speculative in nature. Information concerning the risks involved may be obtained by reference to this Offering Document; further clarification, if required, may be sought from the Agent or an advisor registered under the *Securities Act* (Alberta) (the "Alberta Act") or the *Securities Act* (British Columbia) (the "BC Act")(collectively, the "Acts").

The Offering is not subject to a minimum subscription level.

Neither the TSX Venture Exchange (the "Exchange"), nor any securities regulatory authority has in any way passed upon the merits of the securities offered under this Offering Document.

Subscribers for Units hereunder will be required to pay commissions at the rates charged by their brokers.

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document. These documents must be read together with this Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The documents listed below are not contained within, or attached to this Offering Document, and will be provided by the Issuer, at no charge, upon request. Alternatively, the documents may be accessed by the reader of the Offering Document at the following locations:

Type of Document	Date of Document	Location at which Document may be accessed
Press Release	December 9, 2002	www.sedar.com
Material Change Report	November 27, 2002	www.sedar.com
Press Release	November 22, 2002	www.sedar.com
Press Release	November 20, 2002	www.sedar.com
Annual Information Form	November 14, 2002	www.sedar.com
Engineering Report	November 14, 2002	www.sedar.com
Audited Financial Statements and Form 51-901F	October 17, 2002	www.sedar.com

Any material change report filed with the Alberta Securities Commission and the British Columbia Securities Commission (the "Commissions") subsequent to the date of this Offering Document and prior to the distribution of securities under this Offering Document (a "Subsequently Triggered Report") will be deemed to be incorporated by reference into this Offering Document.

TABLE OF CONTENTS

PLAN OF DISTRIBUTION

The Offering

The Issuer, through the Agent, hereby offers 4,000,000 Units at the offering price of $0.15 per Unit, comprised of up to 2,000,000 Flow-Through Units and the remainder Non Flow-Through Units. Each Unit consists of one Unit Share and one Warrant. Each Warrant may be exercised to acquire one common share for a period of 24 months at an exercise price of $0.16 per common share. The Warrants will be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the Exchange, will be listed and posted for trading on the Exchange. The Unit Share comprised in each Flow-Through Unit will be a "flow-through share" for Canadian federal income tax purposes, and the Warrant comprised in each Flow-Through Unit will be a non flow-through warrant. See "Canadian Federal Income Tax Considerations". **No more than half the Units sold may be Flow-Through Units.**

The Offering will be made in accordance with the rules and policies of the Exchange and will take place on a day, as determined by the Agent and the Issuer within 60 days from the date of acceptance of this Offering Document by the Exchange (the "Offering Day"). The completion of the Offering (the "Closing") will take place on the day which falls five days after the Offering Day. **This distribution is being made only to residents of British Columbia and Alberta and such other jurisdictions where the Units may lawfully be sold.** The Warrants will contain, among other things, provisions for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the common shares of the Issuer, the payment of stock dividends or the reorganization or amalgamation of the Issuer.

The Offering is not subject to any minimum subscription level.
Appointment of Agent

Pursuant to an agreement dated December 9, 2002 (the "Agency Agreement") between the Issuer and the Agent, the Agent has agreed to act as the Issuer's agent to offer for sale, on a commercially reasonable efforts basis, the Units offered herein subject to the terms and conditions of the Agency Agreement. The Agent may, but is not obliged to, purchase any of the Units. The Agent will receive a cash commission of 9% of the gross proceeds of the Offering, an administration fee of $7,500, and will be granted an option (the "Agent's Option") to acquire that number of common shares as is equal to 20% of the number of Units issued under this Offering, at an exercise price of $0.16 per common share, for a period of 24 months following the Closing.
The Agent will solicit subscriptions for Units only in the provinces of Alberta and British Columbia and such other jurisdictions where the Units may lawfully be sold. The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed brokers and investment dealers who may or may not be offered part of the commission or the Agent's Option. **The purchasers of any Units under the Offering will be required to pay commissions at the rates charged by their brokers.**

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, the business of the Issuer or the ability of the Agent to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of the Agent, be profitably marketed due to the state of the financial markets.

The Issuer has granted the Agent a right of first refusal to provide future equity financing to the Issuer for a period of 12 months from the Closing.

The "Professional Group" (defined as a group consisting of the Agent; any employee, partner, officer, director and affiliate of the Agent; and any associated party of all such persons or companies or the Agent) beneficially owns, directly or indirectly 274 shares of the Issuer.

Exemption

The Units in this Offering are being distributed pursuant to:

(a) in British Columbia, BC Instrument 45-509, entitled "Short Form Offerings of Listed Securities and Units by Qualifying Issuers" (the "BC Instrument"), which provides an exemption from the prospectus requirements of the BC Act and the rules and the regulations thereto (the "BC Securities Rules"); and

(b) in Alberta, Alberta Blanket Order 45-507, entitled "Order Under Sections 144 and 213 of the Alberta Act, Offerings by CDNX Short Form Offering Document" (the "Alberta Blanket Order") of the Alberta Securities Commission which provides an exemption from the prospectus requirements of the Alberta Act and the rules and regulations thereto (the "Alberta Securities Rules").

In order to rely on the exemptions provided in the BC Instrument and the Alberta Blanket Order (collectively, the "Instruments"), the following provisions will apply to the Offering:

(a) the Shares issued under this Offering, when added to the securities of the same class issued under Prior Offerings (as that term is defined in the BC Instrument), exceed neither:

(i) the number of securities of the same class outstanding immediately before this Offering; nor

(ii) the number of securities of the same class outstanding immediately before a Prior Offering;

(b) the gross proceeds of the Offering, when added to the gross proceeds from all Short Form Offerings (excluding the proceeds from the exercise of any warrants included therein) completed during the 12 month period immediately preceding the date of this Offering Document, may not exceed $2,000,000;

(c) all Units acquired by a purchaser who is, at the time of Closing, a Designated Hold Purchaser (defined as a purchaser that is an insider or promoter of the Issuer, the Agent or a member of the Professional Group), will be subject to a hold period which will run for four months from the date of Closing;

(d)   all Units acquired by any purchaser in excess of $40,000 will be subject to a four month hold period;

(e)   pursuant to the Instruments, no more than 50% of the Units sold hereunder may be subject to the four month hold period; and

(f)   no Purchaser may purchase more than 20% of the Offering.

USE OF PROCEEDS

Funds Available

As at December 31, 2002, the Issuer had a working capital deficit of approximately $120,000. In addition, on November 22, 2002, the Issuer announced a non-brokered private placement of 1,181,818 common shares at a price of $0.11 per share, subject to Exchange approval, for gross proceeds of $130,000. The Issuer has filed with the Exchange for acceptance for filing of the private placement, but has not, as of yet, received such acceptance. The gross proceeds of this Offering are estimated to be $600,000 which, when combined with the working capital deficit of $120,000 and proceeds of the non-brokered private placement of $130,000 result in funds available of $610,000. The proceeds from the Flow-Through Units, up to $300,000, less the portion allocated to the Warrants comprised therein, must be used in a manner that qualifies as "Canadian exploration expense" ("CEE") as that phrase is defined in the Income Tax Act (Canada).

Principal Purposes

The funds available ($610,000) will be used for the following purposes:

Use	Amount
To pay the Agent's commission	$54,000 (1)
To pay the administration fee	$7,500 (1)
To pay the estimated expenses of this Offering	$20,000 (1)
Reserve to be expended as CEE (2)	$298,000
Working capital for operations and a reserve for asset acquisition investigations	$230,500 (1)
Total Funds Available:	$610,000

1.   To be funded by the proceeds from the Non Flow-Through Units.

2.   Under the Agency Agreement and the policies of the Exchange, prior to expending any proceeds from the offering as CEE on a property, the acquisition of the property must first be (a) accepted for filing by the Exchange and (b) publicly disclosed via a comprehensive news release or disclosure document required by the Exchange.

In the event the maximum Offering is not realized or the proposed non-brokered private placement is not fully subscribed, the Issuer will use its available funds in the order outlined above.

At this time, the Issuer does not intend to expend any proceeds from the Offering on the Elkhorn Property, does not yet have any properties on which to incur CEE and will have to locate properties and enter into agreements in respect thereof prior to incurring CEE.

BUSINESS OF THE ISSUER

General

Since March 2002, the Issuer has been involved in the acquisition of petroleum and natural gas rights, the exploration for, and development and production of, crude oil and natural gas. The Issuer has one principal property: the Elkhorn Property, an oil and gas exploration prospect located in the Province of Manitoba.

The Issuer is continuing to pursue further oil and gas reserve and exploration acquisition opportunities. As part of its business strategy, the Issuer intends to pursue acquisitions that include both existing oil and gas reserves and undeveloped land with significant upside potential. In reviewing potential property acquisitions, the Issuer will evaluate acquisitions based on remaining reserve life, geographic location, potential development upside, operating costs and acquisition costs. The Issuer will seek to operate oil and gas wells that it drills whenever feasible.

Significant Acquisitions and Dispositions

On March 20, 2002, the Issuer announced the entering into of a farmin agreement (the "Farmin Agreement") dated February 11, 2002 with Wotan Energy, Centoba Oil Company Limited, SITO Geoconsulting Ltd. and 621186 Saskatchewan Ltd. (collectively, the "farmors") on the Elkhorn property. The Elkhorn Property is located 70 miles northeast of the City of Brandon, Manitoba, five miles east of the developed Kirkella oilfield and nine miles northwest of the Virden oilfield. Under the Farmin Agreement, the Issuer has the right to farmin on 640 acres of land for a 100 percent working interest, subject to freehold royalties of 15 percent and a gross overriding royalty of 7.5 percent in favour of the farmors. The property has been developed to date by two wells, one dry and abandoned well and one suspended oil well. The Farmin Agreement was negotiated on an arm's length basis by the Issuer and the farmors, and the consideration to be paid by the Issuer to the farmors was determined by arm's length negotiation.

Under the terms of the Farmin Agreement, in order to farmin to the Elkhorn Property, the Issuer is required to pay the farmors cash consideration of $5,000 within 5 days of Exchange approval (paid) and, on or before October 15, 2002, the Issuer is required to either elect to drill a test well or to surrender the farmin to the farmors. If the Issuer elects to drill a test well, it may defer the spud date of the test well until February 15, 2003 for further cash consideration to the farmors of $4,000. Under an amending letter agreement dated as of October 22, 2002, the Farmors agreed to extend the time in which the Issuer is required to elect to drill a test well. The Issuer has elected to drill a test well and has paid $4,000 to the Farmors to defer the spud date to February 15, 2003. If the Issuer does not spud the test well on or before February 15, 2003, the Issuer is required to pay the farmors $11,520.

Under an agreement (the "Lund Agreement") dated March 25, 2002, the Issuer granted Lund Ventures Ltd. ("Lund") the right to farmin to 25% of the Issuer's interest in the Elkhorn Property. In order to farmin for the 25% interest, Lund is required to pay the Issuer $7,500 on signing the agreement (received) and a further $7,500 on completing a private placement of a minimum of $100,000 (not yet received). In addition, Lund is required to pay 1/3 of all exploration and development costs incurred by the Issuer on the property. The Lund Agreement was negotiated on an arm's length basis by the Issuer and Lund, and the consideration to be paid by Lund to the Issuer was determined by arm's length negotiation. Following farmin by Lund, the Issuer will have a 66 2/3% working interest in 640 acres and 75% net interest in 640 acres (480 acres), subject to a 15% freehold royalty percent and a gross overriding royalty of 7.5 percent in favour of the farmors. Lund has given the Issuer notice of termination of the Lund Agreement and requested the Issuer to refund the initial payment. The Issuer has not accepted the termination by Lund and is reviewing its available remedies.

For a description of the Elkhorn Property, see the engineering report entitled the Elkhorn Prospect Analysis prepared in March 2002 for the Issuer by Gilbert Lausten Jung Associates Ltd. and filed by the Issuer on sedar.com on November 14, 2002.

At this time, the Issuer does not intend to expend any proceeds from the Offering on the Elkhorn Property.

Drilling Activity

The Issuer has not to date drilled or participated in the drilling of any wells, whether capable of production or dry holes.

Location of Proposed Production

The Issuer does not have any production. The Issuer has the right to farmin to one property: the Elkhorn Property. See "Business of the Issuer – Significant Acquisitions and Dispositions".

Location of Wells

The Issuer does not have any wells. The Issuer has the right to farmin to one property: the Elkhorn Property. See "Business of the Issuer - Significant Acquisitions and Dispositions".

Interest in Material Properties

The Issuer has the right to farmin to one property: the Elkhorn Property. The Issuer has granted Lund the right to farmin to 25% of its interest in the Elkhorn Property. Lund has advised the Issuer that it has terminated the Lund Agreement. The Issuer is currently reviewing its available remedies against Lund. See "Business of the Issuer – Significant Acquisitions and Dispositions". On farmin by the Issuer and Lund, the Issuer will have a 662/3% working interest in 640 acres and 75% net interest in 640 acres (480 acres), subject to a 7.5% gross overriding royalty and a 15% freehold royalty. In the event the Issuer accepts the termination of the Lund Agreement, on farmin by the Issuer, the Issuer will have a 100% working and net interest in 640 acres, subject to a 7.5% gross overriding royalty and a 15% freehold royalty

Reserve Estimates

The Issuer does not have any reserves.

Future Commitments

The Issuer does not have any commitments to buy, sell, exchange or transport oil or gas.

Exploration and Development

Under the Farmin Agreement, as amended by an amending letter agreement, the Issuer is required to elect to drill a test well on the Elkhorn Property by October 15, 2002 and may defer the drilling of the well until February 15, 2003 on payment of $4,000 to the farmors. To date, the Issuer has elected to drill a test well and has paid $4,000 to the Farmors to defer the spud date to February 15, 2003.

RISK FACTORS

Investment in the Units offered under this Offering Document involves a significant degree of risk. Prospective investors should carefully review the following factors, together with other information contained elsewhere in this Offering Document.

Exploration and development activities depend in large measure upon oil and gas prices, which may be affected by local or international factors or by government regulation, which cannot be accurately predicted.

If oil and gas prices decrease or fail to meet expectations, exploration and production activities may be reduced significantly, which can have a material adverse effect on the Issuer's operations and financial condition.

Competition among oil and gas exploration and development companies is significant. Many of the Issuer's competitors are substantially larger and have substantially greater revenues than the Issuer and overall greater financial resources. Competition could adversely affect the Issuer's ability to acquire suitable properties for exploration and development.

The Issuer's operations are subject to the seasonal nature of exploration and development activity in western Canada. Accordingly, the Issuer's operations may be impacted by its inability to conduct operations due to seasonal weather conditions.

Oil and natural gas operations are subject to extensive legislative and regulatory controls imposed by various levels of government, which may be amended from time to time. The Issuer's operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Title to oil and natural gas interests is often not susceptible of determination without incurring substantial expense. No legal opinion as to the Issuer's title to its properties has been obtained. As a result, no assurance can be given that title defects do not exist. If a title defect does exist it is possible that the Issuer may lose all or a portion of the properties to which the title defect relates. The actual interest of the Issuer in certain properties may vary from the Issuer's records.

Hazards, such as unusual or unexpected geological formations, high pressures or other conditions are involved in drilling and operating wells. The Issuer may become subject to liability for pollution, blow-outs or other hazards against which it may not have sufficient insurance to cover such events, or that the Issuer may elect not to insure against because of high premium costs or other reasons. The payment of such liabilities will reduce the funds available to the Issuer or could result in the total loss of the Issuer's property.

The success of the Issuer is dependent upon the efforts and abilities of its management team. The loss of any member of the management team could have material adverse effect upon the Issuer's business and prospects.

The business of the Issuer is capital intensive in nature and is subject to the operating risks inherent to the industry, including environmental damage. On occasion, substantial liabilities to third parties may be incurred. The Issuer will have benefit of insurance maintained by it or the operator of oil and gas properties on which services are performed; however, it may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to a variety of environmental legislation which provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances associated with oil and natural gas operations. Such legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. The Issuer is aware of the risks to the environment which are inherent in its business activities. The Issuer is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. The Issuer endeavours to conduct its business in compliance with all provincial and federal operations and environmental regulations. No assurance can be given that environmental laws will not result in an increase in the costs of development or exploration activities or otherwise adversely affect the Issuer's financial condition, results of operations or prospects.

The Issuer may require additional financing. The ability of the Issuer to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Issuer. There can be no assurance that the Issuer will be successful in its efforts to arrange additional financing if needed on terms satisfactory to the Issuer. If additional financing is raised by the issuance of shares from treasury of the Issuer, control of the Issuer may change and shareholders may suffer additional dilution.

The Issuer may, in the future, be unable to meet its share of costs incurred under operating agreements to which it is a party and the Issuer may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Issuer may be unable to finance the cost required to complete exploration and development programs. The Issuer has received notice of termination from Lund in respect of the Lund Agreement, but has not accepted the notice of termination. There can be no assurance that the Lund Agreement will not be terminated and that the Issuer will be able to find another farmee in respect of the Elkhorn Property.

The Issuer does not intend to expend any proceeds from the Offering on the Elkhorn Property, does not yet have any properties on which to incur CEE and will have to locate properties and enter into agreements in respect thereof prior to incurring CEE. There can be no assurance that the Issuer will be able to able to acquire properties and incur CEE prior to December 31, 2003. In the event the Issuer fails to expend the renounced amounts on CEE by the end of 2003 in connection with the Flow-Through Shares, the Issuer will be required to adjust renunciations made to subscribers. See "Canadian Federal Income Tax Considerations."

Under the terms of the Agency Agreement and policies of the Exchange, prior to the Issuer expending any proceeds from the offering as CEE on a property, the acquisition of the property must first be (a) accepted for filing by the Exchange and (b) publicly disclosed via a comprehensive news release or disclosure document required by the Exchange. There can be no assurance that any property acquired by the Issuer will be accepted for filing by the Exchange.

There can be no assurance that income tax laws in Canada will not be changed in a manner which will fundamentally alter the tax consequences to subscribers holding or disposing of Flow-Through Shares. Due to insufficient prospects, the Issuer may not incur sufficient CEE by December 31, 2004, which may reduce the return on a subscriber's investment in the Flow-Through Shares. See "Canadian Federal Income Tax Considerations."

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the pending response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Issuer, the Issuer's business and the Issuer's ability to finance future operations.

The Issuer has not paid dividends in the past. Any decision to pay dividends on the common shares of the Issuer in the future will be dependant upon the Issuer's financial requirements to finance future growth, the Issuer's financial condition and other factors which the Board of Directors may consider appropriate in the circumstances.

CORPORATE INFORMATION

The Issuer is authorized to issue 100,000,000 common shares. As at the date hereof, there were 6,278,545 common shares issued and outstanding.

Common Shares

All of the common shares of the Issuer rank equally as to voting rights, participation in a distribution of the Issuer's assets on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the Issuer's liquidation, dissolution or winding-up or other distribution of the Issuer's assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the Issuer's assets remaining after the Issuer has paid out their liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Issuer will decide if and when dividends should be declared and paid.

Provision as to the modification, amendment or variation of the rights attached to the common shares are contained in the Issuer's Articles and the *Company Act (British Columbia)*. Increases to the share capital require the approval of the shareholders by a special resolution (at least 75% of the votes cast).

**DIRECTORS,   OFFICERS,   PROMOTERS
AND PRINCIPAL HOLDERS OF VOTING SECURITIES**

Directors and Officers

The following are the names and municipalities of residence of all directors, officers and promoters of the Issuer, their positions and offices with the Issuer and their principal occupations during the last five years:

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupations During Last Five Years	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing(1)
Patrick Power Vancouver, B.C.	Director	President and director, Montello Resources Ltd., a natural resource issuer listed on the Exchange.	Escrowed Nil Pooled 280,000 (2.72%) **(2)** Other Shares 100,000 (0.97%)
Ralph Newson Saskatoon, Saskatchewan	Director	President of Newson Management Consulting Ltd., a geological consulting firm, since 1980.	Escrowed Nil Pooled Nil Other Shares 40,000 (0.39%)
Thomas Patton Blaine, Washington	President and Director	President and Chief Operating Officer of Western Copper Holdings Limited, since January 1998.	Escrowed Nil Pooled Nil Other Shares Nil
Glenn Greig Vancouver, B.C.	Chief Financial Officer and Secretary	Self-employed accounting consultant since July 1993.	Escrowed Nil Pooled Nil Other Shares Nil

1. Assuming the sale of all the Units and prior to giving effect to the exercise of the Warrants and the Agent's Option.

2. Subject to a pooling agreement dated September 16, 2002. Under the agreement, the shares will be released from pool as follows: 25% on March 14, 2003, 25% on June 14, 2003; 25% on September 14, 2003; and 25% on December 14, 2003.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Issuer is, or within the five years prior to the date of this Offering Document has been, a director, officer or promoter of any other issuer that while that person was acting in that capacity:

(a)   was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)   was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer;

other than Ralph Newson, who was a director of Canaustra Resources Inc. while it was subject to a cease trade order issued by the Alberta Securities Commission during the period December 12, 2000 to January 31, 2001 for failure to file annual financial statements. The cease trade order was lifted by the Alberta Securities Commission following the filing of annual financial statements by Canaustra Resources Inc.

Penalties or Sanctions

No director, officer or promoter of the Issuer has, within the ten years prior to the date of this Offering Document, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded issuer, or involving theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Issuer has, within the five years prior to the date of this Offering Document, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Principal Holders of Voting Shares

To the knowledge of the directors of the Issuer no other person or company, owns beneficially, directly or indirectly, more than 10% of the common shares of the Issuer, other than those persons disclosed under the heading "Directors, Officers, Promoters and Principal Holders of Voting Securities-Directors and Officers".


OPTIONS TO PURCHASE SECURITIES OF THE ISSUER


Stock Options

The Issuer has no outstanding incentive stock options

Warrants

The Issuer has granted share purchase warrants to acquire an aggregate of 4,400,000 common shares of the Issuer as follows:

Holder	Number of Shares	Exercise Price	Expiry Date
Patrick Power	280,000	$0.15	November 14, 2004
Patrick Power	100,000	$0.12	November 14, 2004
Ralph Newson	40,000	$0.15	November 14, 2004
3 placees	140,000	$0.15	June 26, 2004
16 placees	1,340,000	$0.15	November 14, 2004
28 placees	2,500,000	$0.12	November 14, 2004

Except for the share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

SECURITIES OF THE ISSUER HELD IN ESCROW

There are no securities of the Issuer held in escrow as at the date of this Offering Document.

PARTICULARS OF ANY OTHER MATERIAL FACTS

On November 22, 2002, the Issuer announced a non-brokered private placement of 1,181,818 common shares at a price of $0.11 per share, subject to Exchange acceptance (see "Use of Proceeds" on page 3). On completion of the non-brokered private placement, the Issuer's current liabilities at the date hereof will be paid out.

The Issuer is not aware of any actual or pending material legal proceedings to which the Issuer is or is likely to be party or of which any of its business or property is or is likely to be subject other than the following. Lund has delivered notice of termination to the Issuer in respect of the Lund Agreement and its farmin to the Elkhorn Property (see "Business of the Issuer – Significant Acquisitions and Dispositions"). The Issuer has not accepted the termination by Lund and is reviewing its available remedies.

There are no other material facts that the Issuer is aware of at this time.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Charlton & Company, Chartered Accountants, our tax advisors, the following is a fair and adequate summary of the principal considerations under the *Income Tax Act* (Canada) (the "Tax Act") generally applicable to the acquisition of Units, the Unit Shares (which are either "Flow-through shares" ("Flow-Through Shares") comprised in the Flow-Through Units, or non "flow-through shares" ("Shares") comprised in the Non Flow-Through Units), and Warrants pursuant to this Offering by a subscriber who holds the Units, Flow-Through Shares, Shares and Warrants as capital property, deals at arm's length with the Issuer, and is resident or deemed to be resident of Canada all for the purposes of the Tax Act. This summary is based on the current provisions of the Tax Act and the regulations promulgated thereunder (the "Regulations"), specific proposals to amend the Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and Charlton & Company's understanding of the current published administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not otherwise take into account or anticipate any changes to the applicable law nor does it take into account provincial, territorial or foreign income tax laws or considerations which may be materially different from the federal income tax laws and considerations described herein.

This summary does not apply to subscribers who are trusts, partnerships, "principal-business corporations", "financial institutions" (for the purposes of the mark-to-market rules) or subscribers for whom an interest in the subscription would be a tax shelter investment, all within the meaning of the Tax Act, or whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, oil, natural gas or other related hydrocarbons.

This summary assumes that the Issuer will incur sufficient CEE to enable it to renounce all CEE covenanted to be renounced by the Issuer pursuant to Flow-Through Unit Agreements (the "Subscription Agreements") entered into in substantially the form attached as Schedule "A" to this Offering Document.

The federal income tax consequences to a particular subscriber of an investment hereunder will vary depending upon a number of factors including the particular province in which the subscriber resides, carries on business or has a permanent establishment, the legal characterization of the subscriber as an individual or corporation and the amount that would be the subscriber's taxable income but for his investment in Units. This summary is of a general nature only and is not intended to be, nor should it be construed as, legal or tax advice to any particular subscriber. **Accordingly, each subscriber should obtain independent advice regarding the income tax consequences of investing in Units with reference to his own particular circumstances.**

Flow-Through Shares

The Tax Act contains provisions whereby a "principal business corporation" as defined in the Tax Act that incurs CEE in consideration of funds received from the subscriber under an agreement for the issue of flow-through shares of the corporation, other than "prescribed shares" within the meaning of Regulation 6202.1, will be entitled to renounce such expenditures to that subscriber. The Issuer represents that it is, and at all material times will be, a principal business corporation and that its Flow-Through Shares comprised in Flow-Through Units offered hereunder, when issued, will not be prescribed shares, all within the meaning of the Tax Act.

It is a condition of entitlement of a subscriber to deduct CEE that the Issuer complete certain statutory filings in respect of the renunciation of the CEE, including the timely filing of the prescribed forms by the Issuer and the filing of this Offering Document with CCRA. The Issuer has represented that it will complete such filings and will provide each subscriber with the necessary information with respect to CEE renounced to a subscriber for purposes of filing income tax returns. However, the preparation and filing of the income tax returns will be the responsibility of each subscriber.

The Issuer has covenanted to incur an amount equivalent to the funds allocated as the price paid for the issue of Flow-Through Shares on CEE which the Issuer will renounce to subscribers to the extent permitted by and in accordance with the Tax Act. Such CEE as is properly renounced to a subscriber will be deemed to have been incurred by that subscriber on the effective date of the renunciation. The Issuer will be entitled to renounce the amount of otherwise deductible CEE incurred by it from the date that a Subscription Agreement is entered into with a subscriber, less any previous renunciations with respect to such CEE, less any portion of such CEE which is prescribed under the Regulations as relating to "Canadian exploration and development overhead expense" as defined in the Tax Act or which is specified types of expenses for seismic data, and less any assistance that the Issuer has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to such CEE. The Issuer has covenanted to incur the CEE on or before the date which is the last day of the twenty-fourth month after the end of the month that includes the date the Subscription Agreement is entered into.

Where a Subscription Agreement is entered into and the subscriber has paid money for Flow-Through Shares before the end of a calendar year ("Year 1"), the Tax Act will permit the Issuer to make a renunciation by March 31 of the next calendar year ("Year 2") in respect of certain CEE which the Issuer plans to incur or has incurred in Year 2 and such renunciation will be effective December 31 of Year 1. The Issuer will be required under the Tax Act to pay deductible monthly charges on any balance of CEE renounced but not incurred at the end of each month in Year 2 (other than January) for CEE renounced effective December 31 of Year 1 under the Subscription Agreement. The monthly charge is the consideration received by the Issuer under the Subscription Agreements allocated to the Flow-Through Shares multiplied by $1/12^{th}$ of the prescribed rate used for the purpose of determining refund interest under the Tax Act. The Issuer has covenanted to use commercially-reasonable efforts to incur the CEE on or before December 31, 2004, so that it may be renounced to the subscribers effective for their 2003 taxation year.

The Tax Act generally permits an issuer in specified circumstances to renounce certain types of "Canadian development expense" ("CDE") incurred by it to subscribers who will be deemed, on the effective date of the renunciation, to have incurred CEE (rather than CDE) equal to the amount renounced. Effectively, this allows a renunciation of 100% of qualifying resources, not the normal 30% rate for CDE. These types of CDE are those described in paragraphs (a) or (b) of the definition of CDE in the Tax Act. In order to renounce such CDE as CEE, an issuer's "taxable capital amount" (as defined in the Tax Act, which includes the total of such amounts for the issuer and all corporations with which the issuer is associated within the meaning of the Tax Act) at the time the consideration for the Flow-Trough Shares is given must not be more than $15,000,000, and no more that a total of $1,000,000 of such CDE may be incurred by the Issuer and associated corporations in a calendar year and be so renounced as CEE. The Issuer represents that its "taxable capital amount" together with that of all corporations with which the Issuer is associated, is and will be, at all relevant times, less than $15,000,000, and that the Issuer and all corporations with which the Issuer is associated will not, during any relevant calendar year, together incur more than a total of $1,000,000 of such CDE for renunciation as CEE.

In the event that the Issuer fails to expend the renounced amounts on CEE by the end of 2004 in connection with the Flow-Through Shares, the Issuer will be required to adjust renunciations made to subscribers. Subscribers will not be required to pay interest to the government on any increase in income tax payable as a result of such adjustment until April of the calendar year following the renunciation. In addition, the Issuer must pay a charge under the Tax Act equal to 10 percent of the balance of any renounced but unexpended CEE at the end of January 2005.

The Issuer may not renounce to subscribers an amount in excess of the amount allocated as the price paid by the subscribers for the Flow-Through Shares comprised in Flow-Through Units. Further, the Issuer will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Issuer's own CCEE account to be a negative amount.

Deduction for CEE

CEE deemed to have been incurred by a subscriber will be added to his CCEE account. A subscriber may deduct, in computing such subscriber's income from all sources for a taxation year, an amount not exceeding 100% of the balance of such subscriber's CCEE account at the end of that taxation year. Deductions claimed by a subscriber reduce the CCEE account.

To the extent that a subscriber does not deduct the balance of such subscriber's CCEE account at the end of a taxation year, the balance may be carried forward indefinitely and deducted in subsequent years in accordance with the provisions of the Tax Act except as restricted on an acquisition of control and on certain amalgamation and liquidations of a corporate subscriber. A subscriber must reduce such subscriber's CCEE account by the amount of any assistance that such subscriber has received or is entitled to receive in respect of CEE.

If at the end of a taxation year of a subscriber the reductions in calculating the subscriber's cumulative CEE account exceed the additions thereto, the excess must be included in income for that year and the subscriber's cumulative CEE account will then have a nil balance. Such a negative cumulative CEE account balance could arise, among other circumstances, where a subscriber becomes entitled to receive assistance.

Disposition of Flow-Through Shares, Shares or Warrants

Any disposition or deemed disposition (other than to the Issuer) of Flow-Through Shares, Shares or Warrants may result in the realization of a capital gain or capital loss in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed or are less than, respectively, the aggregate of the adjusted cost base of such Flow-Through Shares, Shares or Warrants and costs of disposition.

The Flow-Through Shares issued to a subscriber under this Offering Document will be deemed to have been acquired by the subscriber for an initial cost of nil. The Tax Act provides that all shares in a class held by a shareholder will have an aggregate adjusted cost base equal to the total cost of all shares in that class, including any "flow-through shares". Any tax consequences arising from a disposition of Flow-Through Shares or other common shares held by a subscriber will be measured by reference to such average cost.

One half of any capital gain (a "taxable capital gain") resulting from a disposition must be included in computing the income of a taxpayer for the year in which the disposition takes place, while one half of any capital loss (an "allowable capital loss") may be deducted by a taxpayer from taxable capital gains for the year, any of the three preceding years, or any subsequent year, subject to and in accordance with the terms and conditions of the Tax Act.

A subscriber that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3 percent, determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

A subscriber who disposes of his Flow-Through Shares will still retain the right to receive renunciation of CEE from the Issuer and the purchaser of such Flow-Through Shares will not be entitled to any renunciations of any such CEE.

Allocation of Subscription Price

A subscriber will be required to allocate the cost to such subscriber of the Units on a reasonable basis between the Flow-Through Share or the Share and the Warrant comprised therein, in order to determine the respective costs of such securities for tax purposes. The Issuer believes that it is reasonable to allocate $0.149 of the purchase price for each Unit to the common share, whether issued on a flow-through basis or not, and $0.001 for each Warrant. While the Issuer believes such allocation is reasonable, it will not be binding on CCRA.

Exercise or Expiry of Warrants

The exercise of Warrants for a Warrant Share will not be considered to be a disposition of property for tax purposes, rather, the cost to the subscriber of such Warrants will be added to the exercise price paid so that, together, these sums will constitute the initial cost to the subscriber of the Warrant Shares acquired on that exercise. That initial cost is then averaged, based on the aggregate adjusted cost bases of all shares held by the subscriber in that class, including any "flow-through shares". Any tax consequences arising from a disposition of Warrant Shares or other common shares held by a subscriber will be measured by reference to such average cost.

The expiry of an unexercised Warrant will generally result in a capital loss to the holder equal to the adjusted cost base of the Warrant.

Minimum Tax on Individuals

Pursuant to the minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than a minimum amount computed by reference to the taxpayer's adjusted taxable income for the year.

For this purpose, the minimum amount generally means the amount by which 16% of adjusted taxable income in excess of $40,000 for the year exceeds the total of certain tax credits. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed, and certain amounts not otherwise taxable are included in income. The disallowed items include the deductions for CEE to the extent that the deductions exceed the individual's resource income before deducting these amounts. Any carrying charges related to the Flow-Through Shares incurred by a subscriber for Flow-Through Shares are disallowed in calculating adjustable taxable income. Eighty percent of the amount of net capital gains is included in calculating adjusted taxable income.

Whether and to what extent the particular subscriber will be subject to minimum tax will depend upon the amount of such subscriber's income, sources from which it is derived and the nature and the amount of any deductions that such subscriber claims.

Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent that tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

Reduction of Tax Deductions at Source

A subscriber who is an employee and who thereby has income tax withheld at source from employment income may prepare a "Request for a Reduction of Tax Deductions at Source" to his relevant district office of CCRA requesting a reduction in such withholding at source by an employer. CCRA has a discretionary power to grant such request and may do so based on a subscriber's share of CEE.

A subscriber who is required to pay income tax on an installment basis may take into account his share of CEE in determining his installment payments.

CONTRACTUAL RIGHTS OF ACTION

If this Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the BC Act or the Alberta Act, as applicable, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Issuer and its directors, and every person, except the Agent, who signed the Offering Document, (the "Issuer's Representatives") or alternatively for rescission of the agreement of purchase and sale for the securities. In any such action, parties against whom remedies are sought shall have the same defenses as are available in section 203 of the Alberta Act or section 131 of the BC Act, as applicable, as if the Offering Document were a prospectus.
A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in Section 140 of the BC Act or Section 211 of the Alberta Act, as applicable, have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.

CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Issuer if the purchaser did not purchase the security from a dealer), receives, not later than two business days after the receipt by the purchaser of the Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a "professional group" as defined under Multilateral Instrument 33-105, *Underwriting Conflicts,* or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Issuer.

CERTIFICATE OF THE ISSUER

The foregoing, including the documents incorporated by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The standard for full, true and plain disclosure is the same as that required for prospectuses by the *Securities Act* (British Columbia) or the *Securities Act* (Alberta), as applicable, and the regulations thereunder.

"*Thomas Patton*"	"*Glenn Greig*"
Thomas Patton	Glenn Greig
President	Chief Financial Officer

On behalf of the Board of Directors

"*Patrick Power*"	"*Ralph Newson*"
Patrick Power	Ralph Newson
Director	Director

DATED: January 23, 2003

CERTIFICATE OF THE AGENT

We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Issuer and information about the Issuer in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the *Securities Act* (British Columbia) or the *Securities Act* (Alberta), as applicable. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Issuer and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.


CANACCORD CAPITAL CORPORATION


Per: "*Peter Brown*"
_____
       Authorized Signatory

DATED: January 23, 2003

SCHEDULE "A" TO THE
SHORT FORM OFFERING DOCUMENT OF
AUSTIN DEVELOPMENTS CORP.
EFFECTIVE DATE JANUARY 23, 2003

FLOW-THROUGH UNIT AGREEMENT

THIS AGREEMENT dated for reference January 23, 2003.

BETWEEN

        THE PERSONS LISTED AS PURCHASERS IN APPENDIX I TO THIS
        AGREEMENT

                                                (the "Purchasers");

AND

        AUSTIN DEVELOPMENTS CORP. 1473-595 Burrard Street,
        Vancouver, British Columbia, V7X 1C4

                                            (the "Issuer").

WHEREAS each of the Purchasers has agreed to purchase, and the Issuer has agreed to sell, the number of Flow Through Units (as that term is defined in the short form offering document of the Issuer with an effective date of January 23, 2003 (the "SFO Document")) set forth across from the Purchaser's name on Appendix I to this Agreement, which Flow Through Units are comprised of one Flow-Through Share, and one Non-Flow-Through Warrant;

THEREFORE, upon payment for the Flow Through Units by the Purchasers, and execution of this agreement by Canaccord Capital Corporation, as agent for the Purchasers and by the Issuer, the Purchasers and the Issuer hereby irrevocably agree to be bound by the terms and conditions set forth in Appendix II to this Agreement with respect to the Flow-Through Shares.

EXECUTED by Canaccord Capital Corporation, as agent for the Purchasers, this _____ day of _____, 2003.

                              CANACCORD CAPITAL CORPORATION

                          Per: _____
                              Authorized Signatory

EXECUTED by the Issuer this _____ day of _____, 2003

                              AUSTIN DEVELOPMENTS CORP.

                          Per: _____
                              Authorized Signatory

APPENDIX I
TO THE FLOW-THROUGH
UNIT AGREEMENT

Name of Purchaser	**Address and Telephone Number of Purchaser**	**Number of Flow-Through Shares Purchased (Note: One Flow-Through Share in each Flow-Through Unit purchased)**	**Social Insurance Number (If Purchaser is an Individual)**

APPENDIX II
TO THE FLOW-THROUGH
UNIT AGREEMENT

TERMS AND CONDITIONS GOVERNING
FLOW-THROUGH SHARES

WHEREAS:

A.   Austin Developments Corp. (the "Issuer") is listed on the Exchange and is subject to the regulatory jurisdiction of the Exchange and the Commissions;

B.   The Issuer has certain interests in natural resource properties situated in Canada (collectively, the "Property");

C.   The Issuer is a "principal-business corporation" as that phrase is defined in subsection 66(15) of the Income Tax Act of Canada (the "ITA");

D.   It is the intention of the Issuer, either alone or in conjunction with others, to carry out or participate in an exploration program on the Property for the purpose of determining the existence, location, extent and quality of an accumulation of petroleum or natural gas located thereon and to drill and complete, where appropriate, oil or gas wells (the "Exploration Program");

E.   The expenses incurred in performing the Exploration Program will qualify as one or more kinds of expenses described in paragraph 66(12.66)(b) of the ITA (other than expenses which constitute "Canadian exploration and development overhead expense" ("CEDOE") as prescribed for the purposes of paragraph 66(12.6)(b) of the ITA and seismic expenses specified in paragraph 66(12.6)(b.1) of the ITA), which qualifying expenses are hereinafter referred to as "Qualifying Expenses";

F.   Certain persons (individually, the "Purchaser") have agreed to fund, in part, the Exploration Program by subscribing for Flow-Through Units at a price of $0.149 per Flow-Through Unit, $0.001 of which the Issuer has allocated as the price for each Flow-Through Share comprised in each Flow-Through Unit;

G.   The Issuer has agreed to apply the Flow-Through Funds to carry out the Exploration Program and to renounce the Qualifying Expenses associated therewith to the Purchaser in accordance with the terms of the Agreement.

1.   DEFINITIONS

In this Appendix, the following words have the following meanings unless otherwise indicated:

      (a)   "Agent" means Canaccord Capital Corporation or one of its sub-agents;

      (b)   "Agreement" means the agreement between the Issuer and the Purchaser dated for reference January 23, 2003 pursuant to which they irrevocably agreed to be bound by the terms and conditions set forth in this Appendix and, for greater certainty, includes this Appendix;

      (c)   "Appendix" means this Appendix II;

      (d)   "CCRA" has the meaning set out in the provisions under the heading ISSUER TO FILE COPY OF AGREEMENT WITH CANADA CUSTOMS AND REVENUE AGENCY below;

(e)

(f)   "CEDOE" has the meaning set forth in recital E above;

(g)   "Closing" means the closing of the offering and completion of the purchase and sale of the Units under the SFO Document;

(h)   "Closing Year" means the calendar year in which the Closing takes place;

(i)   "Commissions" means the British Columbia Securities Commission and the Alberta Securities Commission;

(j)   "Effective Date" has the meaning set out in the provisions under the heading WARRANTIES;

(k)   "Exchange" means the TSX Venture Exchange;

(l)   "Exploration Account" has the meaning set out in the provisions under the heading ISSUE OF FLOW-THROUGH SHARES below;

(m)   "Exploration Program" has the meaning set forth in recital D above;

(n)   "Flow-Through Funds" has the meaning set out in the provisions under the heading ALLOCATION OF SUBSCRIPTION PRICE below;

(o)   "Flow-Through Shares" means the previously unissued common shares of the Issuer that constitute "flow-through shares" as defined in subsection 66(15) of the ITA and having the special "flow-through" features described in this Appendix and in the SFO Document;

(p)   "Flow Through Units" means units of the Issuer offered pursuant to the SFO Document comprised of one Flow-Through Share and one non-flow-through warrant of the Issuer;

(q)   "ITA" has the meaning set forth in recital C above;

(r)   "Notice Requirement" has the meaning set out in the provisions under the heading SCHEDULE FOR INCURRING RESOURCE EXPENDITURES below;

(s)   "Property" has the meaning set forth in recital B above;

(t)   "Purchaser" has the meaning set forth in recital F above;

(u)   "Qualifying Expenses" has the meaning set forth in recital E above;

(v)   "SFO Document" means the short form offering document of the Issuer with an effective date of January 23, 2003;

(w)   "Transfer Agent" means Pacific Corporate Trust Company;

(x)   "Warrants" means the transferable non-flow-through share purchase warrants forming part of the Flow-Through Units; and

(y)   "Warrant Shares" means the previously unissued non-flow-through common shares of the Issuer to be issued to a Purchaser upon exercise of the Warrants.

2.   ALLOCATION OF SUBSCRIPTION PRICE

The subscription price of $0.15 per Flow-Through Unit will be allocated as follows:

(a) $0.149 as to the subscription price for the Flow-Through Share comprised therein (the "Flow-Through Funds"); and

(b) $0.001 as to the subscription price for the non-flow-through warrant of the Issuer comprised therein.

3.   ISSUE OF FLOW-THROUGH SHARES

Following receipt by the Issuer or the Transfer Agent from the Purchaser of the subscription price for Flow-Through Shares, the Issuer will:

(a)   deposit the Flow-Through Funds in a bank account (the "Exploration Account") established by the Issuer for the purpose of financing the Exploration Program;

(b)   issue to the Purchaser the number of Flow-Through Shares the Purchaser purchased; and

(c)   deliver to the Purchaser a share certificate representing the Flow-Through Shares the Purchaser purchased.

4.   ACCRUED INTEREST ON EXPLORATION ACCOUNT

The Purchaser acknowledges that any interest accruing on Flow-Through Funds in the Exploration Account will accrue to the sole benefit of the Issuer and may be applied by the Issuer for general corporate purposes.

5.   ADDITIONAL PURCHASERS TO PARTICIPATE IN THE EXPLORATION PROGRAM

The Purchaser acknowledges that the Issuer has entered into and will be entering into agreements similar to the Agreement with other persons in respect of Flow-Through Shares. Such agreements may be dated for reference the same date as the Agreement. Any Flow-Through Funds paid to the Issuer pursuant to the terms of such agreements will also be deposited in the Exploration Account. If the Issuer, however, sells rights to acquire, or issues, "flow-through" common shares pursuant to private placements or pursuant to other public offerings, any subscription funds received from such private placements or public offerings will be deposited into a bank account separate from the Exploration Account and will not be commingled with the funds deposited in the Exploration Account, it being the intention of the Issuer that separate subscriber's exploration accounts be established for each such private placement or public offering. Subject to section 7, the Issuer will expend each subscriber's exploration accounts in the order of:

(a)   the reference date of any private placement "flow-through" subscription agreements entered into for such private placements; and

(b)   the date of closing of such public offerings,

such that the subscription funds from the oldest "flow-through" financing will always be spent first and renunciation made in respect of such expenditures before any renunciations are made in respect of any exploration expenditures that are financed from subsequent "flow-through" financings.

6.   APPLICATION OF FLOW-THROUGH FUNDS

6.1   Subject to the Issuer's right to revise the Exploration Program as provided in section 18 below, the Issuer will apply a sum of money equal to the Flow-Through Funds as expenditures on the Exploration Program and the Issuer will only apply such funds to incur expenditures which are Qualifying Expenses. Qualifying Expenses incurred by the Issuer on the Exploration Program with the Flow-Through Funds are sometimes referred to herein as "Resource Expenditures".

6.2   If:
the Canada Customs and Revenue Agency proposes to assess the Issuer or the Purchaser on the basis that expenditures which the Issuer incurred and believed to be Qualifying Expenses were instead "Canadian development expenses" within the meaning of subsection 66.2(5) of the ITA, and the Issuer agrees or a court finally so determines, or

despite the obligation under this Agreement to incur Qualifying Expenses the Issuer determines that the expenses so incurred are instead "Canadian development expenses" within the meaning of subsection 66.2(5) of the ITA,

then the Issuer nonetheless will take all steps that may be necessary to effectively renounce such Canadian development expenses to the Purchaser.

7.   SCHEDULE FOR INCURRING RESOURCE EXPENDITURES

7.1   Unless the Purchaser gives notice to the Issuer or the Issuer gives notice to the Purchaser to the contrary (the "Notice Requirement") during the periods of time described in paragraphs 7.2(a) or 7.2(b), for the purposes of this Appendix the Purchaser will be assumed to be dealing with the Issuer at "arm's length", as that term is used in the ITA.

7.2   The Issuer will expend as much of the Flow-Through Funds as is commercially reasonable between the date the Agreement is entered into (the "Effective Date") and:

(a)   the end of February of the year after the year in which the Effective Date occurs, if the Notice Requirement has not been fulfilled prior to December 1 of the year in which the Effective Date occurs; or

(b)   December 31 of the year in which the Effective Date occurs, if the Notice Requirement has been fulfilled prior to December 1 of such year.

7.3   The Issuer will expend as much of the remainder of the Flow-Through Funds as is commercially reasonable between the date described in paragraph 7.2(a) or (b), as the case may be, and December 31 of the year after the year in which the Effective Date occurs and, in any event, the Issuer will expend the Flow-Through Funds on or before the date which is the last day of the twenty-fourth month after the end of the month that includes the Effective Date.

8.   ISSUER TO RENOUNCE RESOURCE EXPENDITURES IN FAVOUR OF PURCHASER

8.1   Subject to sections 8.2 and 8.3, the Issuer will, within the times set out below and in accordance with the provisions of subsections 66(12.6), 66(12.601) and 66(12.66) of the ITA, take all necessary steps to renounce in favour of the Purchaser, the amount of Resource Expenditures incurred by it using the Flow-Through Funds under the Exploration Program during the periods specified below less the amount, if any, of the assistance, as that latter term is defined in subsection 66(15) of the ITA, that the Issuer received or may reasonably be expected to receive in respect of such Resource Expenditures:

(a)   on or before March 31 of the year following the Closing Year, the Issuer will renounce, effective December 31 of the Closing Year, Qualifying Expenses it has incurred between the date of Closing and the end of February of the year following the Closing Year;

(b)   on or before March 31 of the year following the Closing Year, the Issuer will renounce, effective December 31 of the Closing Year, Qualifying Expenses it has incurred or plans to incur between March 1 and December 31 of the year following the Closing Year; and

(c)   with respect to Resource Expenditures which are not renounced in accordance with paragraph (a) or (b), the Issuer will renounce those expenditures effective as of the earliest possible calendar year and, in any event, before March of the calendar year following the date which is 24 months after the end of the month that includes the Effective Date.

8.2   Should the Notice Requirement be fulfilled prior to December 1 of the Closing Year, the term "February of the year following the Closing Year" will be deleted from paragraph (a) in the preceding section, the provisions of paragraph (b) in the preceding section will be deleted, paragraph (c) will become paragraph (b) thereof and the term "paragraphs (a) or (b)" therein will be replaced with "paragraph (a)".

8.3   The aggregate Qualifying Expenses renounced to the Purchaser will not exceed the aggregate consideration paid by the Purchaser for Flow-Through Units that is allocated as the subscription price for the Flow-Through Shares.

8.4   The Purchaser acknowledges that if the Issuer renounces Resource Expenditures pursuant to paragraph (b) (otherwise than as amended pursuant to section 8.2) and does not incur all or part of the Resource Expenditures which it planned to incur during the period specified therein, the Issuer will be required to reduce the amount of Resource Expenditures renounced pursuant to that paragraph and, as a result, the Purchaser:

(a)   may be subject to increased income tax liabilities for the year in respect of which the excess renunciation was made; and

(b)   may be required to file appropriate amendments to the Purchaser's income tax return for that and other years.

9. ISSUER TO FILE PRESCRIBED FORM IN RESPECT OF RENUNCIATIONS WITH THE CANADA CUSTOMS AND REVENUE AGENCY

The Issuer will file, in respect of each renunciation made pursuant to this Appendix, before the last day of the month following the date of making such renunciation, such information returns with the Minister of National Revenue as are prescribed by subsection 66(12.7) of the ITA and will send concurrently a copy of such information returns to the Purchaser.

10. ISSUER TO FILE COPY OF AGREEMENT WITH CANADA CUSTOMS AND REVENUE AGENCY

The Issuer will file, together with a copy of the SFO Document (or other selling instrument) or the Agreement, the prescribed form referred to in subsection 66(12.68) of the ITA with Canada Customs and Revenue Agency ("CCRA") on or before the last day of the month following the earlier of:

(a)   the month in which the Issuer's acceptance under the provisions under the heading ISSUER'S ACCEPTANCE below occurs; and

(b)   the month in which the SFO Document (or other selling instrument) is first delivered to a potential purchaser.

11. ISSUER TO FILE PART XII.6 RETURN WITH THE CANADA CUSTOMS AND REVENUE AGENCY

The Issuer will file with the CCRA, before March of the year following a particular year, any return required to be filed under Part XII.6 of the ITA in respect of the particular year. and will pay any tax or other amount owing in respect of that return on a timely basis. Any amounts paid in respect of such tax or other amount will not be paid from the Exploration Account.

12. ISSUER TO FILE PRESCRIBED FORM WITH THE CANADA CUSTOMS AND REVENUE AGENCY IN RESPECT OF EXCESS

Where an amount that the Issuer has purported to renounce to the Purchaser effective December 31 of the Closing Year pursuant to paragraph (a) or (b) of the provisions under the heading ISSUER TO RENOUNCE RESOURCE EXPENDITURES IN FAVOUR OF PURCHASER exceeds the amount that it can renounce on that effective date because it did not actually incur Qualifying Expenses within the period of time specified in that paragraph, and at the end of the year following the Closing Year the Issuer knew or ought to have known of all or part of such excess renunciation, the Issuer will file a statement with the CCRA in prescribed form before March of the second year following the Closing Year, all as required by subsection 66(12.73) of the ITA. A copy of any such statement will be sent concurrently to the Purchaser.

13. WARRANTIES

13.1 The Purchaser acknowledges, represents, warrants and covenants to and with the Issuer that, as at the effective date of the SFO Document (the "Effective Date") and at Closing that:

(a)   the Purchaser is at arm's length (as that term is used in the ITA) with the Issuer and, notwithstanding the fulfilment or non-fulfilment of the Notice Requirement, the Purchaser acknowledges that if at any time during the year following the Closing Year, the Purchaser is not at arm's length with the Issuer and the Issuer renounces Qualifying Expenses it incurs or plans to incur pursuant to paragraph (a) or (b) under the heading ISSUER TO RENOUNCE RESOURCE EXPENDITURES IN FAVOUR OF PURCHASER, notwithstanding the provisions of that paragraph, the renunciation will not be effective until after December 31 of the Closing Year; and

(b)   if:

(i)   the Issuer has not accepted the subscription by the Purchaser for Flow-Through Units pursuant to the provisions under the heading ISSUER'S ACCEPTANCE below, or

(ii)   the Purchaser has not paid the Flow-Through Funds to the Issuer

on or before December 31 of a particular year, the Purchaser will not be entitled to have any Qualifying Expenses which are incurred after the particular year renounced to the Purchaser effective December 31 of the particular year pursuant to the provisions under the heading ISSUER TO RENOUNCE RESOURCE EXPENDITURES IN FAVOUR OF PURCHASER above.

13.2 The Issuer represents, warrants and covenants that, as of the effective date of the SFO Document and at the Effective Date:

(a)   the Issuer is, and at all material times will remain, a "principal-business corporation" within the meaning prescribed by subsection 66(15) of the ITA;

(b)   the Flow-Through Shares will qualify as "flow-through shares" as defined in subsection 66(15) of the ITA and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the ITA;

(c)   if the Issuer amalgamates or otherwise merges with any one or more companies, any shares issued to or held by the Purchaser as a replacement for Flow-Through Shares as a result of such amalgamation or merger will qualify, whether by virtue of subsection 87(4.4) of the ITA or otherwise, as "flow-through" shares as described in subsection 66(15) of the ITA and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the ITA; and

(d)   the Issuer will incur expenses which are Qualifying Expenses in an amount which equals the gross proceeds derived from the sale of Flow-Through Shares to the Purchaser, renounce that amount to the Purchaser and otherwise comply with its obligations as set forth in this Appendix,

(e)   the Issuer and any corporations associated with the Issuer for the purposes of subparagraph 66(12.602)(c)(ii) of the ITA ("Associated Companies") have not and will not enter into any flow-through share agreements which will, in the aggregate, require the Issuer together with any Associated Companies to, in any calendar year, incur "Canadian development expense" as described in paragraphs (a) or (b) of the definition thereof in subsection 66.2(5) of the ITA, for the purposes of renunciation pursuant to subsection 66(12.601) of the ITA, in excess of the limit prescribed in paragraph 66(12.602)(c) of the ITA (which prescribed limit is currently $1,000,000);

(f)   the Issuer's "taxable capital amount" as described in paragraph 66(12.601)(a.1) and in subsections 66(12.6011), 66(12.6012) and 66(12.6013) of the ITA, for the purposes of renunciation pursuant to subsection 66(12.601) of the ITA, is not more than $15,000,000 and will not be more than $15,000,000 at the times when the Purchaser pays for Flow-Through Shares;

and the Issuer agrees that the above representations, warranties and covenants in this subsection will be true and correct both as of the Issuer's execution of the Agreement and as of the Effective Date.

14.   NO RENUNCIATION TO THIRD PARTIES, AND ALLOCATION OF RENOUNCED AMOUNTS

The Issuer will not renounce any Resource Expenditures in respect of the Exploration Program in favour of any person other than the Purchaser and the other purchasers who purchase Flow-Through Shares. For the purpose of determining the extent to which the Flow-Through Funds received by the Issuer from the Purchaser have been the subject of renunciation under the ITA, the total amount expended on Resource Expenditures will be allocated among the Purchaser and the other purchasers who purchase Flow-Through Shares, on a basis pro rata to the relative amounts of their respective contributions of flow-through funds, as described in section 2 and as set forth in the information returns required by subsection 66(12.7) of the ITA.

15.   ISSUER NOT TO CLAIM A DEDUCTION IN RESPECT OF THE RESOURCE EXPENDITURES

The Issuer acknowledges that it has no right to claim any deduction for Qualifying Expenses or depletion of any sort in respect of the Resource Expenditures and covenants not to claim any such deduction when preparing its tax returns from time to time.

16.   ISSUER TO ACCOUNT TO PURCHASER

The Issuer will maintain proper accounting books and records relating to the Exploration Expenditures. On the completion of the Exploration Program, the Issuer will account to the Purchaser in respect of the application of the Flow-Through Funds.

17. NO DISSEMINATION OF CONFIDENTIAL INFORMATION

The Issuer will be entitled to hold confidential all information relating to any program on which any portion of the Flow-Through Funds is expended pursuant to the Agreement and it will not be obligated to make such information available to the Purchaser except in the manner and at such time as it makes any such information available to its shareholders or to the public pursuant to the rules and policies of any stock exchange or laws, regulations or policies of any province.

18. REVISION OF THE PROGRAM

While it is the present intention of the Issuer to undertake the Exploration Program, it is the nature of petroleum and natural gas exploration that data and information acquired during the conduct of a resource exploration and development program may alter the initially proposed program, and the Issuer expressly reserves the right to alter the Exploration Program on the advice of its technical staff or consultants and further reserves the right to substitute other programs on which to expend part of the Flow-Through Funds, provided such programs entail the incurrence of any of the exploration and expenses which are described in paragraph 66(12.66)(b) of the ITA and are otherwise capable of renunciation by the Issuer to the Purchaser pursuant to the Agreement.

19. OTHER FLOW-THROUGH SHARE SALES

The Purchaser acknowledges that there may be other sales of Flow-Through Shares, some or all of which may occur after the acquisition of Flow-Through Shares by the Purchaser. The Purchaser further acknowledges that there is a risk that insufficient funds may be raised from the sale of Flow-Through Shares to fund the Issuer's objectives described in the SFO Document, if any, and that it is possible that no Flow-Through Shares may be purchased after the Purchaser has done so.

20. ISSUER'S ACCEPTANCE

The Agreement, when executed by the Agent on the Purchaser's behalf and delivered to the Issuer, will constitute a subscription for Flow-Through Shares which will not be binding on the Issuer until accepted by the Issuer by executing this Agreement in the space provided on the first page of the Agreement and, notwithstanding the reference date on that page, if the Issuer accepts the subscription by the Purchaser, the Agreement will be entered into on the date of such execution by the Issuer.

21. MISCELLANEOUS

21.1 The Purchaser hereby irrevocably authorizes the Agent, in its sole discretion:

> (a)   to act as the Purchaser's representative to receive certificates for Flow-Through Shares subscribed for and to execute in his, her or its name and on his, her or its behalf all closing receipts and documents required; and

> (b)   to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Purchaser contained herein or in any agreement or document ancillary or related thereto.

21.2 The Agreement is not assignable or transferable by either of the parties hereto without the express written consent of the other party hereto.

21.3 Time is of the essence of this Appendix and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

21.4 Except as expressly provided in this Appendix and in the SFO Document, agreements, instruments and other documents contemplated or provided for herein, the Agreement contains the entire agreement between the parties with respect to Flow-Through Shares and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Agent, or by anyone else.

21.5 The parties to the Agreement may amend the Agreement only in writing.

21.6 The Agreement enures to the benefit of and is binding upon the parties to the Agreement and their successors and permitted assigns.

21.7 A party to the Agreement will give all notices to or other written communications with the other party to the Agreement concerning the Agreement by hand or by registered mail addressed to such party, in the case of the Issuer to the address given on the SFO Document and in the case of the Purchaser, c/o the Agent at its address given on the SFO Document.

21.8 This Appendix is to be read with all changes in gender or number as required by the context.

21.9 The Agreement will be governed by and construed in accordance with the laws of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to the Agreement.

END OF APPENDIX II

EXHIBIT 10.2

<u>NOTICE OF ANNUAL GENERAL MEETING</u>

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **AUSTIN DEVELOPMENTS CORP.** (the "Company") will be held on November 29, 2002 at Suite 602, 570 Granville Street, Vancouver, British Columbia, Canada, at the hour of 10:00 am (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended May 31, 2002;
2. To determine the number of directors of the Company at three (3) for the ensuing year;
3. To elect directors for the ensuing year;
4. To re-appoint De Visser Gray, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;
5. To consider, and if thought fit, approve the adoption of an incentive stock option plan; and
6. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended May 31, 2002. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia, this 15th day of October, 2002.

BY ORDER OF THE BOARD
Patrick Power
Director

AUSTIN DEVELOPMENTS CORP.
(the "Company")
#1473 – 595 Burrard Street
P.O. Box 49057
Vancouver, B.C.
V7X 1C4

Ph: (604) 689-1799
Ph: (604) 689-8199

REPORT TO SHAREHOLDERS

The Company is involved in the acquisition, exploration and, if warranted, development of oil and gas properties.

CHANGE IN MANAGEMENT

During, and subsequent to, the fiscal year ended May 31, 2002, the Company underwent a change in management. The following directors have resigned from the Board - John Johnston, Brian Richards and Steve Radvak (President) – effective September 2001, May 2002 and September 2002, respectively. The Board of Directors now consists of Patrick Power (President), Troy Mochoruk and Ralph Newson.

OIL AND GAS PROPERTY

Elkhorn, Manitoba Property

In March 2002 the Company entered into a farmin agreement to acquire a 100% working interest in an oil and gas prospect known as the Elkhorn property. The property is located 70 miles northeast of Brandon, Manitoba, five miles east of the developed Kirkella oilfield and nine miles northwest of the Virden oilfield.

To earn its interest the Company must pay $5,000 upon receipt of regulatory consent (received October 9, 2002) and was required to elect by September 30, 2002 to commit to drill a test well. The Company is currently negotiating an extension to these terms and considers the agreement to be in good standing.

The property is subject to a non-convertible overriding royalty of 7.5% and landowner royalties.

The Company has granted an option whereby the optionee can earn 25% of the Company's interest in this property. To earn its interest the optionee has paid the Company cash of $7,500 and must pay a further $7,500 on its completion of a minimum $100,000 private placement financing. In addition, the optionee must bear 33.3% of all exploration and development costs incurred by the Company on the property.

FINANCINGS AND PRINCIPAL PURPOSES

During the fiscal year the Company did not issue any shares. As at May 31, 2002, the Company had received $178,500 in subscriptions related to a private placement to issue 1,800,000 units at $0.10 per unit. In June 2002 the Company issued 140,000 of these units and intends to issue the remaining 1,660,000 units shortly – upon filing of an Annual Information Form ("AIF") with regulatory authorities. Each unit consists of one share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share at an exercise price of $0.15 per share for a period of two years. With respect to the 140,000 units already issued by the Company, the attached warrants expire on June 26, 2004.

The proceeds of the private placement are for working capital, exploration work on the Company's Elkhorn, Manitoba property, and investigation/evaluation of potential new oil and gas prospects.

In September 2002 the Company announced a proposed private placement of up to 2,300,000 units at a price of $0.10 per unit. The Company has since increased the proposed offering to up to 2,600,000 units. Each unit will consist of one share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase an additional share at an exercise price of $0.12 per share for a period of two years. The Company has received regulatory acceptance of this financing and expects to close it shortly.

The Company intends to use the proceeds of the private placement for a work program on the Company's Elkhorn property.

VARIATIONS IN OPERATING RESULTS

There are no material differences in the actual use of proceeds from previous disclosure regarding the intended use of proceeds.

INVESTOR RELATIONS CONTRACTS

The Company did not enter into any investor relations contracts during the fiscal year or to the date of this report. No significant costs in this area were incurred during the year.

ON BEHALF OF THE BOARD OF DIRECTORS

"Patrick Power"

Patrick Power, President

October 17, 2002
Vancouver, B.C.

AUSTIN DEVELOPMENTS CORP.
INFORMATION CIRCULAR
(all information as at October 15, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Austin Developments Corp. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on November 29, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at Suite 602, 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 100,000,000 common shares without par value. As at the date hereof, the Company has issued and outstanding 2,018,545 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on October 15, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended May 31, 2002 and the auditor's report thereon accompanying this Information Circular will be placed before the meeting for consideration by the members.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)   the Company's chief executive officer;
(b)   each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and
(c)   any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at May 31, 2002 the end of the most recently completed fiscal year of the Company, the Company had two named Executive Officers, namely, Patrick Power and Steve Radvak. Their positions within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs(1) Granted	Restricted Shares or Restricted Share Units	LTIP(2) Pay-Outs	All Other Compensation
Patrick Power	2002	Nil	Nil	$22,500	Nil	Nil	Nil	Nil
President	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steve Radvak(3)	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)   Stock appreciation rights.
(2)   Long term incentive plans.
(3)   Mr. Radvak resigned as President of the Company on September 17, 2001.

Long-Term Incentive Plans, Options and SARs - Awards in Most Recently Completed Fiscal Year

During the most recently completed fiscal year, there were no SARs (stock appreciation rights) or incentive stock options granted to the Named Executive Officers. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[1]	Expiration Date
Patrick Power	Nil / Nil	Nil	Nil	Nil	Nil
Steve Radvak	Nil / Nil	Nil	Nil	Nil	Nil

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

During the most recently completed fiscal year, there were no incentive stock options or SARs exercised by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable
Patrick Power	Nil	Nil	Nil / Nil	Nil / Nil
Steve Radvak	Nil	Nil	Nil / Nil	Nil / Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no other compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended May 31, 2002.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange Inc. During the most recently completed financial year, the Company did not grant any incentive stock options.

MANAGEMENT CONTRACTS

Management functions of the Company are generally performed by directors and senior officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Number of Directors

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at three (3) for the ensuing year.

Election of Directors

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees**. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Occupation (1), Present Position(s) with the Company, Resident Country	Date(s) Served as a Director	Common Shares Held
Patrick Power (2), Businessman President and Director Canada	Since August 2, 2001	Nil
Ralph Newson(2), Geologist Director Canada	Since September 17, 2001	Nil
Troy Mochoruk(2), Businessman Director Canada	Since May 8, 2002	Nil

(1)   Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular.
(2)   Member of the Company's Audit Committee.

Advance Notice of the Annual General Meeting was published, pursuant to section 111 of the *Company Act* in The Vancouver Sun, a Vancouver, British Columbia newspaper, on October 2, 2002 and no nominations for Directors were received from the members of the Company.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the appointment of De Visser Gray, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. De Visser Gray, Chartered Accountants were appointed auditor of the Company on December 13, 1999.

Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange"), the directors of the Company have adopted the Austin Developments Corp. 2002 Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)   options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b)   options may be exercisable for a maximum of five years from the date of grant;

(c)   options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)   options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e)   options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that "rolling" stock option plans receive shareholder approval at a company's annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to the Company's shareholders, the directors of the Company will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

> "Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:
>
> 1. the Company adopt the Austin Developments Corp. 2002 Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;
> 2. the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;
> 3. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and
> 4. authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD

"Patrick Power"
President

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

AUSTIN DEVELOPMENTS CORP.

TO BE HELD AT SUITE 602, 570 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, NOVEMBER 29, 2002, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Patrick Power, a Director of the Company, or failing this person, Ralph Newson, a Director of the Company, or in the place of the foregoing, (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE:

_____

DATE SIGNED: _____

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of De Visser Gray as auditors of the Company	N/A		
2. To authorize the Directors to fix the Auditors' remuneration	N/A		
3. To determine the number of Directors at three (3)	N/A		
4. To elect as Director, Patrick Power	N/A		
5. To elect as Director, Ralph Newson	N/A		
6. To elect as Director, Troy Mochoruk	N/A		
7. To approve the adoption of an incentive stock option plan.			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions	N/A		

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **if executed by an attorney, officer, or other duly appointed representative**, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **If this Instrument of Proxy is not dated** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. **A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person**, may simply register with the scrutineers before the Meeting begins.

5. **A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions**, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, **the Registered Shareholder may still attend the Meeting and may vote in person**. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions **must be DEPOSITED** at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.   The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.
Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)
and
Internet voting at http://www.stocktronics.com/webvote

EXHIBIT 10.3

ANNUAL INFORMATION FORM

AUSTIN DEVELOPMENTS CORP.
Suite 1473, 595 Burrard Street
Vancouver, BC V7X 1C4
Telephone: (604) 689-1799
Facsimile: (604) 689-8199

Fiscal Year Ended May 31, 2002
November 8, 2002

TABLE OF CONTENTS

Item 1:   INCORPORATION AND ORGANIZATION OF THE COMPANY

We were incorporated by registration of our Memorandum and Articles under the *Company Act* (British Columbia) on April 17, 1979 under the name "Weaco Resources Ltd." On September 19, 1983, we increased our authorized share capital from 5,000,000 common shares without par value to 20,000,000 common shares without par value. On August 31, 1993, we underwent a share consolidation on a three old common shares for one new common share basis, changed our name to "Hayden Resources Ltd." and increased our authorized share capital to 20,000,000 common shares without par value. On March 14, 2000, we underwent a share consolidation on a four old common shares for one new common share basis, changed our name to "Austin Developments Corp." and increased our authorized share capital to 100,000,000 common shares without par value.

Our business office is located at Suite 1473, 595 Burrard Street, Vancouver, British Columbia, V7X 1C4; Telephone (604) 689-1799; Facsimile (604) 689-8199. Our registered office is located at Suite 602, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

We do not have any subsidiaries. Prior to April 28, 2002, we had one subsidiary: Weaco Exploration Co. Weaco Exploration Co. which was incorporated in the State of Arizona, United States of America on August 11, 1989 and dissolved by the Arizona Corporations Commission on April 28, 2002.

The terms "we", "us", "our" and the "Company" when used in this Annual Information Form, includes Austin Developments Corp. and its subsidiary.

ITEM 2:   GENERAL DEVELOPMENT OF OUR BUSINESS

History

Until March 20, 2002, we were involved in the acquisition, exploration and, if warranted, development of mineral resource properties. As at December 31, 1999, we wrote down the value of our interest in the Bonanza King property located in the Trojan Mining District in San Bernardino County, California to $1. Following the write down of the Bonanza King property, we completed a consolidation of our shares and changed our name to Austin Developments Corp. effective March 14, 2000. Effective November 15, 2000, we were declared inactive by the TSX Venture Exchange Inc. (the "Exchange"). Following our designation as inactive, we continued to investigate acquisition opportunities. On March 20, 2002, we announced the acquisition of a farmin agreement on the Elkhorn property, an oil and gas prospect, located in Manitoba. See "- Significant Acquisitions and Dispositions". With the acquisition of the farmin interest and the approval of two private placements by the Exchange (see "Management Discussion and Analysis of Operating Results – Liquidity and Capital Resources"), we were declared active by the Exchange effective October 9, 2002.
Our focus is now on the acquisition of additional petroleum and natural gas prospects, and the development and production of crude oil and natural gas.

Significant Acquisitions and Dispositions

On March 20, 2002, we announced the entering into of a farmin agreement (the "Farmin Agreement") dated February 11, 2002 with Wotan Energy, Centoba Oil Company Limited, SITO Geoconsulting Ltd. and 621186 Saskatchewan Ltd. on the Elkhorn property. The Elkhorn property is located 70 miles northeast of the City of Brandon, Manitoba, five miles east of the developed Kirkella oilfield and nine miles northwest of the Virden oilfield. Under the Farmin Agreement, we have the right to farmin on 640 acres of land for a 100 percent working interest, subject to earn-in and royalties. The property has been developed to date by two wells, one dry and abandoned well and one suspended oil well. We plan to conduct initial exploration at the property during late 2002 or early 2003.

Under the terms of the Farmin Agreement, in order to farmin to the Elkhorn property, we are required to pay the farmors cash consideration of $5,000 within 5 days of Exchange approval (paid) and, on or before October 15, 2002, we are required to either elect to drill a test well or to surrender the farmin to the farmors. If we elect to drill a test well, we may defer the spud date of the test well until February 15, 2003 for further cash consideration to the farmors of $4,000. The Farmors will retain a 7.5% non-convertible overriding royalty on the Elkhorn Property, prorated to their working interests. We have not, as of yet, elected to drill a test well and are currently negotiating with the farmors an extension of the time in which to elect to drill a test well. The farmors have confirmed that the Farmin Agreement remains in good standing.

Under an agreement dated March 25, 2002, we granted Lund Ventures Ltd. ("Lund") the right to farmin to 25% of our interest in the Elkhorn Property. In order to farmin for the 25% interest, Lund is required to pay us $7,500 on signing the agreement (received) and a further $7,500 on completing a private placement of a minimum of $100,000. In addition, Lund is required to pay 1/3 of all exploration and development costs we incur on the property.

ITEM 3: DESCRIPTION OF THE BUSINESS

General

Since March 2002, the Company has been involved in the acquisition of petroleum and natural gas rights, the exploration for, and development and production of, crude oil and natural gas.

Drilling Activity

We have not to date drilled or participated in the drilling of any wells, whether capable of production or dry holes.

Location of Proposed Production

We do not have any production. We have the right to farmin to one property: the Elkhorn property. See "General Development of Our Business - Significant Acquisitions and Dispositions".

Location of Wells

We do not have any wells. We have the right to farmin to one property: the Elkhorn property. See "General Development of Our Business – Significant Acquisitions and Dispositions".

Interest in Material Properties

We have the right to farmin to one property: the Elkhorn property. We have granted Lund the right to farmin to 25% of our interest in the Elkhorn Property. See "General Development of Our Business – Significant Acquisitions and Dispositions". On our farmin and Lund's farmin, we will have a 662/3% working interest in 640 acres and 75% net interest in 640 acres (480 acres), subject to a 7.5% gross overriding royalty and a 15% freehold royalty.

Reserve Estimates

We do not have any reserves.

Future Commitments

We do not have any commitments to buy, sell, exchange or transport oil or gas.

Exploration and Development

Under the Farmin Agreement, we are required to elect to drill a test well on the Elkhorn property by October 15, 2002. We may defer the drilling of the well until February 15, 2003 on payment of $4,000 to the farmors. We have not, as of yet, elected to drill a test well and are currently negotiating with the farmors an extension of the time in which to elect to drill a test well. The farmors have confirmed that the Farmin Agreement remains in good standing.

Item 4: Selected Consolidated Financial Information

The following is a summary of certain selected financial information that is qualified by the more detailed information appearing in the Company's financial statements, which are incorporated in this Annual Information Form by reference and can be viewed at www.sedar.com.
The Company's fiscal period ends on May 31 of each year. The following is a summary of certain selected audited consolidated financial information for the Company's most recently completed fiscal year ended May 31, 2002 and the fiscal years ended May 31, 2001, May 31, 2000, May 31, 1999 and May 31, 1998:

	Fiscal Year Ended May 31				
	2002	2001	2000	1999	1998
Total revenues	$7,749	$117	$383	$2,147	$785
Loss before discontinued operations & extraordinary items	$146,314	$65,631	$40,093	$857,206	$404,324
Loss per share before discontinued operations & extraordinary items	$0.08	$0.03	$0.02	$0.11	$0.06
Net loss	$146,314	$65,631	$40,093	$857,206	$404,324
Net loss per share	$0.08	$0.03	$0.02	$0.11	$0.06
Total assets	$20,858	$12,996	$7,866	$29,330	$901,661
Total long-term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil	Nil	Nil

Other than the change of the Company's focus from mineral exploration and development to oil and gas exploration and development, there were no material factors affecting the comparability of the foregoing financial data (such as, changes in accounting policies).

	Fiscal Year Ended May 31, 2002				Fiscal Year Ended May 31, 2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenues	$7,504	$4	$33	$208	$47	$13	$29	$28
Loss before discontinued operations & extraordinary items	$35,839	$56,511	$51,203	$2,761	$40,169	$3,193	$5,603	$16,666
Loss per share before discontinued operations & extraordinary items	$0.02	$0.03	$0.03	$0.01	$0.02	$0.01	$0.01	$0.00
Net loss	$35,839	$56,511	$51,203	$2,761	$40,169	$3,193	$5,603	$16,666
Net loss per share	$0.02	$0.03	$0.03	$0.01	$0.02	$0.01	$0.01	$0.01
Total assets	$20,858	$63,550	$5,592	$5,299	$12,996	$7,687	$7,828	$8,594

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the immediate future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire existing debt. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Results of Operations

Fiscal year ended May 31, 2002 compared to the fiscal year ended May 31, 2001

Our expenses for the year ended May 31, 2002 were $153,897 as compared to $63,248 for the fiscal year ended May 31, 2001 reflecting our increased activity focused on reactivating on the Exchange as an oil and gas issuer. The increase in expenses is predominantly attributable to bank charges and interest of $37,740 in 2002 compared to $17,340 in 2001; and consulting fees of $53,000 in 2002 compared to $nil in 2001.

We incurred a net loss of $146,314 for the year ended May 31, 2002. During the fiscal year ended May 31, 2001, we incurred a net loss of $65,631. The net loss for 2002 included $166 in the write-off of capital assets, and the net loss for 2001 included $2,500 in the write-down of marketable securities.

We had interest income of $249 in the year ended May 31, 2002 and interest income of $117 in the year ended May 31, 2001. We also had income of $7,500 in 2002 in respect of the farmout of a 25% interest in the Elkhorn property to an arm's length party. We did not have any income other than interest income fiscal 2001.

We incurred resource property acquisition, exploration or development costs of $7,107 in fiscal 2002 and did not incur any resource property acquisition, exploration or development costs in 2001.

Fiscal year ended May 31, 2001 compared to the fiscal year ended May 31, 2000

Our expenses for the year ended May 31, 2001 were $63,248 as compared to $37,976 for the fiscal year ended May 31, 2000 reflecting our increased costs associated with regulatory compliance. The increase in expenses is predominantly attributable to accounting and legal costs of $24,382 in 2001 compared to $5,540 in 2001; and bank charges and interest of $17,340 in 2001 compared to $30 in 2000.

We incurred a net loss of $65,631 for the year ended May 31, 2001. During the fiscal year ended May 31, 2001, we incurred a net loss of $40,093. The net loss for each of 2001 and 2000 included $2,500 in the write-down of marketable securities.

We had interest income of $117 in the year ended May 31, 2001 and interest income of $383 in the year ended May 31, 2000. We did not have any other income in fiscal 2001 and 2000.

We did not incur any resource property acquisition, exploration or development costs during fiscal 2001 or 2000.

Liquidity and Capital Resources

On January 14, 2002, we announced a private placement of up to 1,800,000 units at a price of $0.10 per unit, subject to the approval of the Exchange Inc. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional one of our common shares for a two year period at a price of $0.15 per share. The Exchange has accepted for filing the private placement and, to date, 140,000 of our shares have been issued to subscribers with the remaining shares to be issued to the subscribers under the private placement following the filing of this Annual Information Form.

Subsequent to May 31, 2002, we announced a private placement of up to 2,300,000 units at a price of $0.10 per unit, subject to the approval of the Exchange. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional one of our common shares for a two year period at a price of $0.12 per share. Subsequent to the announcement of the private placement, the private placement was increased to allow for the sale of up to 2,600,000 units for gross proceeds of $260,000, if fully subscribed. The Exchange has accepted for filing the private placement, and the shares will be issued to the subscribers under the private placement following the filing of this Annual Information Form.

We are in the oil and gas exploration and development business and, as such, are exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital-intensive and subject to fluctuations in oil and gas prices, foreign exchange and interest rates.

Many of these risks and uncertainties are beyond our control; however, the goal of the Board of Directors and management is to identify these and other risks that could adversely affect us and to adopt appropriate strategies to ensure our viability and growth. Our main strengths in meeting these challenges include an experienced management team.

Item 6: Market for Securities

The TSX Venture Exchange Inc.

We are a reporting Company in British Columbia and Alberta and our shares are traded on the TSX Venture Exchange Inc. under the trading symbol AUL.

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value. We have only one kind and class of shares and there are no unusual rights or restrictions attached to that class. As at the date of this Annual Information Form, we had a total of 2,018,545 common shares issued and outstanding. All of our issued common shares are fully paid and not subject to any future call or assessment. An additional 4,260,000 of our common shares will be issued following the filing of this Annual Information Form in respect of the two private placements previously approved by the Exchange (see "Management's Discussion and Analysis of Operating Results – Liquidity and Capital Resources").

All of our common shares rank equally as to voting rights, participation in a distribution of our assets on our liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of our liquidation, dissolution or winding-up or other distribution of ours assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of our assets remaining after we have paid out our liabilities. There is no set dividend rate or dividend schedule for the common shares. Our board of directors will decide if and when dividends should be declared and paid.

Provision as to the modification, amendment or variation of the rights attached to our common shares are contained in our Articles and the *Company Act (British Columbia)*. Increases to the share capital require the approval of the shareholders by a special resolution (at least 75% of the votes cast).

Trading History

Our common shares were listed for trading on the Exchange on April 17, 1979. The closing price of our common shares on the Exchange on May 22, 2002 (the last trading day prior to our year end) and October 31, 2002 (the last trading day prior to the date of this Annual Information Form) was $0.23 and $0.14, respectively. The following summarizes the reported high and low prices and the combined volume of trading of our common shares on the Exchange for the periods indicated:

Period	High ($)	Low ($)	Volume
Week ended November 8, 2002	N/A	N/A	Nil
Week ended November 1, 2002	0.14	0.14	6,000
Week ended October 25, 2002	0.14	0.14	2,750
Week ended October 18, 2002	0.15	0.14	8,000
Week ended October 11, 2002	0.13	0.13	3,000
Week ended October 4, 2002	0.14	0.13	15,000
Week ended September 27, 2002	0.15	0.13	75,500
Week ended September 20, 2002	0.15	0.13	11,500
Week ended September 13, 2002	0.13	0.11	84,000
Week ended September 6, 2002	0.11	0.11	2,500
Quarter ended August 31, 2002	0.25	0.11	36,782
Quarter ended May 31, 2002	0.23	0.17	16,567
Quarter ended February 28, 2002	0.14	0.10	21,923
Quarter ended November 30, 2001	0.15	0.11	26,108
Quarter ended August 31, 2001	0.22	0.15	50,316

ITEM 7: DIRECTORS, OFFICERS AND PROMOTERS

Directors and Officers

The following is a list of our current directors and senior officers, their municipalities of residence, their current positions and their principal occupations at the date hereof:

Name , Municipality of Residence and Age	Position	Date Appointed a Director	Principal Occupation for Past Five Years
Patrick Power* Vancouver, BC	President and Director	August 9, 2001	President, Montello Resources Ltd., a natural resource issuer listed on the Exchange.
Ralph Newson* Saskatoon, Saskatchewan	Director	September 18, 2001	President of Newson Management Consulting Ltd., a geological consulting firm, since 1980.
Troy Mochoruk* Calgary, Alberta	Director	May 8, 2002	Self-employed oil and gas consultant.
William Radvak Vancouver, BC	Secretary	N/A	President of Response Biomedical Corp.

* Denotes a member of the audit committee.

Other than receiving stock options from time to time, our directors are not compensated for serving as directors. See "Principal Holders of Securities" for particulars of the shares held by the directors and senior officers.

Appointment of Directors

A minimum of three directors are elected to our board of directors by our shareholders at each annual meeting and typically hold office until the next annual meeting or until their successors are elected or appointed. Our Articles permit the directors to appoint directors to fill any casual vacancies that may occur on the board.

Principal Holders of Securities

As at the date of this Annual Information Form, we had a total of 2,018,545 common shares issued and outstanding. To the best of the knowledge of our directors and senior officers, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all of our outstanding shares.
As at October 31, 2002, our directors and officers as a group did not own or hold control or direction over, directly or indirectly, any of our issued and outstanding shares.

ITEM 8: ADDITIONAL INFORMATION

Auditor

Our auditor is DeVisser Gray, Chartered Accountants, 401 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

Registrar and Transfer Agent

Our registrar and transfer agent is Pacific Corporate Trust Company of Canada, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8.

Legal Matters

There are no material pending legal proceedings to which we are or are likely to be a party or of which any of our subsidiaries or properties are or are likely to be the subject.

Our legal counsel is Bragagnolo & Ovsenek, Solicitors, Suite 602 - 570 Granville Street, Vancouver, British Columbia V6C 3P1.

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Information Circular for our annual general meeting to be held on November 29, 2002. Additional information is also provided in our comparative consolidated audited financial statements for the most recently completed financial year.

We shall provide to any person, upon request to our Secretary:

1. a copy of this Annual Information Form;
2. copies of our comparative audited financial statements for the most recent fiscal year end and unaudited financial statements for the quarterly periods subsequent to its most recent fiscal year end; and
3. a copy of the Information Circular referred to above.

These materials will be provided to any of our shareholders at no charge and to any other person at a reasonable cost for copying and administration expenses.

EXHIBIT 10.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the initial registration statement of Austin Developments Corp. on Form 20-F of our report dated October 10, 2002 in connection with our audits of the financial statements of that company as at May 31, 2002, 2001 and 2000 and for each of the years in the three year period ended May 31, 2002, which report is included in the Form 20-F.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, BC
June 24, 2003

EXHIBIT 99.1


Certification Accompanying Periodic Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)


In connection with the Registration Statement of Austin Developments Corp. (the "Company") on Form 20-F for the periods ending May 31, 2002 and February 28, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick Power, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Patrick Power
Patrick Power
Chief Executive Officer
June 27, 2003

EXHIBIT 99.2

Certification Accompanying Periodic Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Registration Statement of Austin Developments Corp. (the "Company") on Form 20-F for the periods ending May 31, 2002 and February 28, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Glenn Greig, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Glenn Greig
Glenn Greig
Chief Financial Officer
June 27, 2003